9/15

[redacted]

08004932

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Impact Capital Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

SEP 16 2008

THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 34925

FISCAL YEAR 6-30-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dlw

DAT : 9/15/08

For personal use only

RECEIVED
2008 SEP 15 P 12:32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
6-30-08

# Impact Capital Limited

ABN 22 094 503 385

# ASX Preliminary final report for the year ended 30 June 2008

**Results for Announcement to the Market**
**30 June 2008**

For personal use only

The reporting period is from 1 July 2007 to 30 June 2008 with the corresponding reporting period being from 1 July 2006 to 30 June 2007.

| | | % | | $000's |
|---|---|---|---|---|
| **Revenue** from ordinary activities (net interest and fee income) *(Appendix 4E item 2.1)* | up | 50 % | to | 8,961 |
| **Profit / (loss)** from ordinary activities before tax | up | 623 % | to | 3,143 |
| **Profit / (loss)** from ordinary activities after tax attributable to members *(Appendix 4E item 2.2)* | up | 751 % | to | 1,927 |
| **Net profit / (loss)** for the period attributable to members *(Appendix 4E item 2.3)* | up | 751 % | to | 1,927 |

| **Dividends / distributions** *(Appendix 4E item 2.4)* | **2008 (cents)** | 2007 (cents) |
|---|---|---|
| Final dividend | NIL | NIL |
| Interim dividend | NIL | NIL |

| **Key Ratios** | **2008 (cents)** | 2007 (cents) |
|---|---|---|
| Basic and diluted earnings per share *(Appendix 4E item 4.1)* | **3.0** | (0.5) |
| Net tangible assets per share *(Appendix 4E item 9)* | **30.4** | 27.1 |

**Brief explanation necessary to enable the figures above to be understood is as follows:**
*(Appendix 4E item 2.6)*

***Explanation of Revenue***
Consolidated net interest and fee income was up 50 percent to $8.96 million from $5.96 million previously reflecting strong volume growth in the loan book which totalled $65.3 million at 30 June 2008.

***Explanation of Profit/(loss) from ordinary activities before tax***

Excluding the loss on sale of the investment in Impact Holdings (UK) Plc of $0.81 million, the Group's operations have performed well generating an operating profit of $3.96 million which represents a 58 percent increase when compared with the operating profit of $2.51 million in the prior year as adjusted for the impairment and dilution gain relating to the investment.

Interest expense increased to $3.39 million from $1.43 million previously, reflecting an increase of $20 million in total debt drawn and higher base funding costs (BBSW) caused by the volatility in both Australian and global debt markets.

Other expenses have increased over the prior year by 45 percent. This increase reflects strategic investments in staff, marketing platforms and systems and corresponds to the growth of the business.

***Explanation of Net Profit/(loss) attributable to members***

For the year ended 30 June 2008 the consolidated net profit attributable to members was $1.93 million which represents a significant increase from the prior year loss after tax of $0.3 million.

The current year profit includes a loss on the sale of the remainder of the Company's passive investment in Impact Holdings (UK) Plc of $0.81 million. The prior year loss included impairment and change in fair value on this same investment of $2.4 million.

**Annual General Meeting**

The Annual General Meeting of Impact Capital Limited is scheduled to be held at the offices of WHK Horwath, corner of Edward and Charlotte Streets, Brisbane, Queensland at 11.00AM on 21 November 2008.

**Audit status** *(Appendix 4E item 15)*

This Appendix 4E and the attached financial statements have been audited.

For personal use only

For personal use only

# Impact Capital Limited

ABN 22 094 503 385

# Annual report for the year ended 30 June 2008

# Impact Capital Limited ABN 22 094 503 385
# Annual report - 30 June 2008

## Lodged with the ASX under listing Rule 4.3A

## Contents



For personal use only

For personal use only

## Directors' report

Your directors present their report on the consolidated entity (referred to hereafter as the Group) consisting of Impact Capital Limited and the entities it controlled at the end of, or during, the year ended 30 June 2008.

**1 Directors**

The directors of the Company at any time during or since the end of the financial year are:

---

**Mr Kenneth R Rich B Com, MBA, PNA**
Chairperson and Independent Non-Executive Director. Age 63.

*Experience and expertise*
Independent non-executive director since 24 January 2005 and chairperson since 1 July 2006.
Mr Rich is a business and financial management specialist. He is a director of Rich & Co Pty and a former director of Horwath Motor Industry Services Pty Ltd. He is a member of the Australian Institute Of Company Directors and the Institute of Management Consultants.

*Other current listed company directorships*
Nil

*Former listed company directorships in last 3 years*
Nil

*Special responsibilities*
Chairperson of Audit Committee.
Member of Remuneration Committee.
Member of Risk Management Committee.
Member of Nomination Committee.

---

**Mr Russell E Templeton LLB**
Managing Director and Chief Executive Officer. Age 52.

*Experience and expertise*
Executive director and Chief Executive Officer since 16 November 2004.
Mr Templeton has been in practice as a lawyer for over twenty years, has extensive commercial and litigation experience and has also:

- been involved with a network of legal practitioners;
- owned licensed commercial agencies;
- been consultant to and then Chief Operating Officer and Chief Executive Officer of Collection House Limited, an ASX listed debt portfolio manager.

*Other current listed company directorships*
Nil

*Former listed company directorships in last 3 years*
Nil

*Special responsibilities*
Managing Director and Chief Executive Officer.
Member of Nomination Committee.

For personal use only

**1 Directors (continued)**

---

**Mr Lawrence J Litzow FCA, ACIS**
Independent Non-Executive Director. Age 74.

*Experience and expertise*
Independent non-executive director since 16 November 2004. Company Secretary from 16 November 2004 to 30 June 2007.
Mr Litzow is a Chartered Accountant who has been in private practice for over 40 years and managing partner for six years. He is a private equity investor and a director and secretary of ASX listed companies. His directorships and industry expertise include minerals and exploration, property and construction, pharmaceutical, information technology, media and marketing and financial services.

Mr Litzow has also been a committee member advising the Commonwealth Minister for Small Business regarding innovation and chairing a sub-committee reporting on small business taxation reform. He consults and advises on matters such as IPO's and economic loss assessments for courts of law.

*Other current listed company directorships*
Diatreme Resources Limited from January 2002.
Superior Resources Limited from 2005 - company listed in November 2007.

*Former listed company directorships in last 3 years*
Tamawood Limited, June 2000 to March 2006.
Occupational & Medical Innovations Limited, July 2004 to October 2005.

*Special responsibilities*
Chairman of Risk Management Committee.
Member of Audit Committee.
Member of Nomination Committee.

---

**Mr John W Laurie B Ec, FCPA**
Independent Non-Executive Director. Age 73.

*Experience and expertise*
Independent non-executive director since 21 August 2004.
Mr Laurie is Chairperson of Twilight House Ltd, deputy chairperson of HHO Multimedia Australasia Pty Ltd and a director of a number of private investment companies. His directorships and industry experience include construction materials, transport, contracting, aged care and retirement facilities, entertainment and housewares.

*Other current listed company directorships*
Pacific Enviromin Limited (formerly Techstar Limited) from January 2000.

*Former listed company directorships in last 3 years*
Nil

*Special responsibilities*
Chairman of Remuneration Committee.
Member of Audit Committee.
Member of Nomination Committee.

---

For personal use only

**2 Company Secretary**

Ms Alison Hill, B Com, MBA, CA, FFin, was appointed to the position of Company Secretary on 19 December 2006. Ms Hill has a Graduate Diploma in Applied Corporate Governance and is an associate member of the Institute of Chartered Secretaries of Australia. Ms Hill is also the Chief Financial Officer for the Group.

**3 Meetings of directors**

The number of directors' meetings (including meetings of committees of directors) and number of meetings attended by each of the directors of the Company during the financial year are:

| | | | | | Meetings of committees | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Board Meetings | | Audit Committee Meetings | | Remuneration Committee Meetings | | Nomination Committee Meetings | | Risk Management Committee Meetings | |
| | A | B | A | B | A | B | A | B | A | B |
| Mr Kenneth Rich | 13 | 13 | 6 | 6 | 4 | 4 | 1 | 1 | 3 | 3 |
| Mr Russell Templeton | 13 | 13 | ** | ** | ** | ** | 1 | 1 | ** | ** |
| Mr Lawrence Litzow | 13 | 13 | 6 | 6 | ** | ** | 1 | 1 | 3 | 3 |
| Mr John Laurie | 11 | 13 | 5 | 6 | 4 | 4 | 1 | 1 | ** | ** |

A = Number of meetings attended
B = Number of meetings held during the time the director held office or was a member of the committee during the year
** = Not a member of the relevant committee

For personal use only

**4 Directors' and executive officers' remuneration (Company and Consolidated) - audited**
The remuneration report is set out under the following main headings:

A Principles used to determine the nature and amount of remuneration
B Details of remuneration
C Service contracts
D Share-based compensation
E Consequences of performance on shareholder wealth.

The information provided in this remuneration report has been audited as required by section 308(3C) of the *Corporations Act 2001*.

***A Principles used to determine the nature and amount of remuneration***
The objectives of the Group's executive compensation strategy is to ensure it attracts and retains executives with qualifications, experience and industry knowledge appropriate to support the continued success of the business and creation of shareholder value, and it rewards executive performance on a basis that is competitive and appropriate for the results delivered.

The strategy through a combination of fixed remuneration and short and long term incentives aligns executive reward with achievement of strategic objectives and the creation of value for shareholders, and conforms with market practice for delivery of reward. The Board ensures that executive compensation strategies satisfy the following key criteria for good reward and governance practices:

- competitiveness and reasonableness
- acceptability to shareholders
- performance linkage / alignment of executive compensation
- transparency
- capital management.

In consultation with external remuneration consultants, the Group has structured an executive remuneration strategy that is market competitive and complementary to the reward strategy of the organisation.

Alignment to shareholder's interests:

- has operating profit as a core component of plan design
- focuses on sustained growth in shareholder wealth, and delivering consistent return on assets as well as focusing the executive on key non-financial drivers of value
- attracts and retains high calibre executives.

Alignment to strategy participants interests:

- rewards capability and experience
- reflects competitive reward for contribution to growth in shareholder wealth
- provides a clear structure for earning rewards
- provides recognition for contribution.

The Board has established a remuneration committee which provides advice on remuneration and incentive policies and practices and specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors. The Corporate Governance Statement provides further information on the role of this committee.

*Non-executive directors*
Total compensation for all non-executive directors, last voted upon by shareholders at the Annual General Meeting held on 21 November 2007, is not to exceed $250,000 per annum with that sum to be divided amongst the directors in such manner and proportion as they agree. Non-executive directors do not receive any performance-linked compensation. Director's fees cover all main board activities including membership of board committees.

*Fixed Compensation*
Compensation consists of fixed compensation (which is calculated on a total cost basis and includes any FBT charges related to employee benefits), as well as any applicable employee contributions to superannuation funds.

Fixed compensation levels are reviewed annually by the remuneration committee to ensure that this component is commensurate with the market worth of the executive role and appropriately reflects the position of the individual within the role having regard to qualifications, experience and capabilities. There are no guaranteed fixed compensation increases included within the contractual arrangements with any key management personnel.

For personal use only

**4 Directors' and executive officers' remuneration (Company and Consolidated) - audited (continued)**

***A Principles used to determine the nature and amount of remuneration (continued)***

*Performance-linked compensation, including consequence of performance on shareholders wealth*
Performance linked compensation includes short-term and long-term incentives, and is designed to reward key management personnel for meeting or exceeding annual corporate performance and individual financial and personal objectives. The short-term incentive (STI) is an 'at risk' bonus provided in the form of cash, while the long-term incentive (LTI) is provided as options over the ordinary shares of the Company under the rules of the Executive Share Option Plan (see note 29 to financial statements).

*(a) Short-term incentives*
On an annual basis, a short-term incentive pool is made available to executives excluding the Managing Director and CEO. This pool is distributed amongst relevant executives, as a cash bonus, by measurement against a pre-determined profit target and dependent on the accountabilities of the role, impact on organisational and team performance, and achievement of individual objectives such that the incentive is leveraged for performance above the threshold to provide an incentive for out-performance.

The use of a profit target ensures the variable reward is only available when value has been created for shareholders and when profit generated is consistent with the business strategy. The maximum short-term incentive opportunity for the year ended 30 June 2008 was $100,000 (2007: nil) per relevant executive.

Each year, the remuneration committee considers the appropriate targets and key performance indicators (KPIs) to link the STI plan and the level of payout if previous year targets are met. This includes setting any maximum payout under the STI plan, and minimum levels of performance to trigger payment of STI.

The remuneration committee is responsible for assessing whether the KPIs are met. To help make this assessment, the committee receives detailed reports on performance from management.

The short-term bonus payments may be adjusted up or down in line with under or over achievement against the target performance levels. This is at the discretion of the remuneration committee however no such discretion has been exercised in the current year.

*(b) Long-term incentives*
Long-term incentives are provided to executives by the issue of options over ordinary shares of the Company.

The inclusion of share price hurdles as qualifying conditions for the exercise of options granted in the current year is considered by the remuneration committee as a reasonable means for ensuring the reward is only available to executives when real and sustained value is delivered to shareholders.

The terms of issue of the options as long-term incentives in the current financial year are set out on pages 11 - 12.

*(c) Other benefits*
Key management personnel can receive a proportion of their fixed compensation as non-cash benefits under the terms and conditions of their appointment. Non-cash benefits typically include the provisions of items which may be taxed on a concessional basis for FBT purposes. Key management personnel are also entitled to salary sacrifice fixed compensation as additional superannuation contributions.

***B Details of remuneration***
The key management personnel of the Group are the directors of Impact Capital Limited and those executives that report directly to the Managing Director & CEO being:

- B Lyle - General Counsel
- B Gebauers - General Manager - Compliance and Special Projects*
- A Hill - Chief Financial Officer and Company Secretary

* B Gebauers was appointed as General Manager Compliance and Special Projects on 1 March 2008. Prior to this appointment he was the company's Chief Operating Officer. Amounts shown in the following table include all Mr Gebauers' remuneration during the reporting period, whether as the General Manager Compliance and Special Projects or Chief Operating Officer.

For personal use only

**4 Directors' and executive officers' remuneration (Company and Consolidated) - audited (continued)**

***B Details of remuneration (continued)***

Details of the remuneration of the directors, each of the named Company executives who receive the highest remuneration and other key management personnel (as defined in AASB 124 Related Party Disclosures) are set out in the following table.

| | | Short-term employee benefits | | | | Post-employment benefits | Other long-term | | Equity-settled share-based payments | | S300A(1)(e)(i) proportion of remuneration performance related % | S300A(1)(e)(vi) Value of options as proportion of remuneration % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Name | | Cash salary and fees (i) $ | STI Cash bonus (ii) $ | Non monetary benefits (iii) $ | Total $ | Super-annuation $ | $ | Termination benefits $ | Options (iv) $ | Total $ | % | % |
| ***Non-executive directors*** | | | | | | | | | | | | |
| K Rich | **2008** | **36,697** | - | - | **36,697** | **3,303** | - | - | - | **40,000** | - % | - % |
| | 2007 | 24,000 | - | - | 24,000 | 2,160 | - | - | - | 26,160 | - % | - % |
| L Litzow | **2008** | **29,000** | - | - | **29,000** | - | - | - | - | **29,000** | - % | - % |
| | 2007 | 66,240 | - | - | 66,240 | - | - | - | - | 66,240 | - % | - % |
| J Laurie | **2008** | **29,000** | - | - | **29,000** | - | - | - | - | **29,000** | - % | - % |
| | 2007 | 24,000 | - | - | 24,000 | - | - | - | - | 24,000 | - % | - % |
| ***Executive directors*** | | | | | | | | | | | | |
| R Templeton, Chief Executive Officer | **2008** | **460,437** | - | **5,546** | **465,983** | **38,871** | - | - | **60,507** | **565,361** | **10.7 %** | **10.7 %** |
| | 2007 | 308,000 | - | 5,049 | 313,049 | - | - | - | - | 313,049 | - % | - % |
| | | - | - | - | - | - | - | - | - | - | - % | - % |
| ***Other key management personnel*** | | | | | | | | | | | | |
| B Lyle, General Counsel | **2008** | **236,526** | - | - | **236,526** | **19,245** | - | - | **11,627** | **267,398** | **4.3 %** | **4.3 %** |
| | 2007 | 162,257 | - | - | 162,257 | 13,330 | - | - | - | 175,587 | - % | - % |
| B Gebauers, General Manager Compliance and Special Projects | **2008** | **184,846** | - | **5,546** | **190,392** | **17,133** | - | - | **9,301** | **216,826** | **4.3 %** | **4.3 %** |
| | 2007 | 139,380 | - | 5,049 | 144,429 | 12,147 | - | - | - | 156,576 | - % | - % |
| A Hill, Chief Financial Officer and Company Secretary | **2008** | **208,575** | - | - | **208,575** | **18,054** | - | - | **11,627** | **238,256** | **4.9 %** | **4.9 %** |
| | 2007 | 139,019 | - | - | 139,019 | 12,147 | - | - | - | 151,166 | - % | - % |

(i) includes salary, salary sacrificed benefits (excluding superannuation) and leave provisions.

(ii) STI relates to performance in the current financial year.

(iii) includes the value of goods and services provided including fringe benefits tax.

(iv) The fair value of the options is calculated using Black-Scholes and Binomial option pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the options recognised in this reporting period.

For personal use only

**4 Directors' and executive officers' remuneration (Company and Consolidated) - audited (continued)**

***C Service contracts***

The Group has formalised service contracts with each key management person. The service contracts, excluding the Managing Director and CEO's, are unlimited in term but are capable of termination with between 3 and 24 months notice, where the Group retains the right to terminate the contract immediately by making payment equal to 100 per cent of base salary for the relevant period in lieu of notice. The key management personnel are also entitled to receive on termination of their employment their statutory entitlements of accrued annual and long service leave together with any superannuation benefits.

The service contracts outline the components of compensation paid but do not prescribe how compensation levels are modified year to year. Compensation levels are reviewed by the remuneration committee to take into account cost of living changes, changes (if any) to the scope of the role performed by the key management person and any changes required to meet the principles of the compensation policy.

Mr Russell Templeton, the Managing Director and CEO, has a contract of employment dated 2 July 2007 with the Group. The contract specifies the duties and obligations to be fulfilled by the Chief Executive Officer. The contract is unlimited in term but is capable of termination with 6 months notice by the Chief Executive Officer or 24 months notice by the Group. The Group retains the right to terminate the contract immediately by making payment equal to 100 per cent of base salary for the relevant period in lieu of notice. The Chief Executive Officer is entitled to receive on termination of his employment his statutory entitlements of accrued annual and long service leave together with any superannuation benefits.

The Managing Director and CEO has no entitlement to termination payment in the event of removal for misconduct.

The Group has not entered into any formal service contracts with its non-executive directors.

***D Share-based compensation***

Options over the ordinary shares of Impact Capital Limited are granted under the terms of the Impact Capital Limited Executive Option Plan which was approved by shareholders at the annual general meeting held on 21 November 2007. The Executive Option Plan is designed to provide long-term incentives for executives, including executive directors, to deliver long-term shareholder returns. Under the plan, executives are granted options which only vest if the executive completes a specified period of service. The plan states that the determination of the exercise conditions are at the discretion of the directors.

The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

| Name | Number of options granted during the year | Grant date | Fair value per option at grant date ($) | Exercise price per option ($) | Date exercisable | Expiry date | Exercise hurdle share price ($) |
|---|---|---|---|---|---|---|---|
| ***Executive directors*** | | | | | | | |
| R Templeton | 370,000 | 23/11/2007 | 0.154 | 0.600 | 23/11/2008 | 23/11/2012 | 0.80 |
| | 370,000 | 23/11/2007 | 0.144 | 0.600 | 23/11/2009 | 23/11/2012 | 1.10 |
| | 370,000 | 23/11/2007 | 0.136 | 0.600 | 23/11/2010 | 23/11/2012 | 1.50 |
| ***Other key management personnel*** | | | | | | | |
| B Lyle | 50,000 | 23/11/2007 | 0.221 | 0.645 | 23/11/2008 | 23/11/2012 | 0.80 |
| | 50,000 | 23/11/2007 | 0.213 | 0.645 | 23/11/2009 | 23/11/2012 | 1.10 |
| | 50,000 | 23/11/2007 | 0.174 | 0.645 | 23/11/2010 | 23/11/2012 | 1.50 |
| B Gebauers | 40,000 | 23/11/2007 | 0.221 | 0.645 | 23/11/2008 | 23/11/2012 | 0.80 |
| | 40,000 | 23/11/2007 | 0.213 | 0.645 | 23/11/2009 | 23/11/2012 | 1.10 |
| | 40,000 | 23/11/2007 | 0.174 | 0.645 | 23/11/2010 | 23/11/2012 | 1.50 |
| A Hill | 50,000 | 23/11/2007 | 0.221 | 0.645 | 23/11/2008 | 23/11/2012 | 0.80 |
| | 50,000 | 23/11/2007 | 0.213 | 0.645 | 23/11/2009 | 23/11/2012 | 1.10 |
| | 50,000 | 23/11/2007 | 0.174 | 0.645 | 23/11/2010 | 23/11/2012 | 1.50 |

No options vested during the 2008 financial year.

Options granted under the plan carry no dividend or voting rights.

The exercise price of options is determined by the directors but is no less than the volume weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the five trading days immediately before the options are granted or such other price as approved by shareholders in general meeting.

For personal use only

**4 Directors' and executive officers' remuneration (Company and Consolidated) - audited (continued)**

***D Share-based compensation (continued)***

The Board is currently considering a policy that prohibits executives from removing the 'at risk' aspect of the instruments granted to them under the executive remuneration policy and which is expected to be introduced prior to 1 November 2008. At 30 June 2008 executives have confirmed that no agreements were held that removed the 'at risk' aspect of options granted during the year.

The assessed fair value at grant date of options granted to the individuals is allocated equally over the period from grant date to vesting date, and the amount is included in the remuneration tables above. Fair values at grant date are independently determined using Black-Scholes and Binomial option pricing models that take into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2008 included:

(a) options are granted for no consideration and vest based on the completion of a specified period of service. Vested options are exercisable for a period between 2 and 4 years after vesting (see page 11).
(b) options are exercisable only in the event of the Company's share price reaching certain qualifying prices during the life of the options with such prices as follows:
Tranche 1 $0.80
Tranche 2 $1.10
Tranche 3 $1.50
(c) exercise price: $0.60 and $0.645
(d) grant date: 23 November 2007
(e) expiry date: 22 November 2012
(f) share price at grant date: $0.69
(g) expected price volatility of the company's shares: 32%
(h) expected dividend yield: nil
(i) risk-free interest rate: 6.115%.

***E Consequences of performance on shareholder wealth***

*Performance of Impact Capital Limited*

As outlined above, one of the objectives of the Group's executive compensation strategy is to ensure the reward provided to executives is aligned to growth in Shareholder value in both the short and long term.

*STI results and payments*

In determining the use of operating profit before tax as the key driver for STI rewards in the current financial year, the remuneration committee considered both profit performance over the past two financial years and the essential role of executive reward in driving the operational performance of the Group and delivering real and sustained increases in shareholder value.

The following table shows increases achieved in underlying business growth despite such growth not reaching the threshold required to ensure any element of the STI in the current financial year being due and payable to executives.

| | Year ended 30 June 2008 $ | Year ended 30 June 2007 $ | Year ended 30 June 2006 $ |
|---|---|---|---|
| **Earnings** | | | |
| Net interest and fee income | 8,960,903 | 5,961,692 | 2,833,398 |
| Net operating profit before tax * | 3,950,431 | 2,511,126 | 64,235 |
| EPS | 0.030 | (0.005) | 0.002 |
| **Shareholder value** | | | |
| Share price | 0.495 | 0.665 | 0.400 |
| Dividends (paid/declared) | - | - | - |

* Adjusted for gain / loss on sale and dilution and impairment relating to the Company's investment in Impact Holdings (UK) Plc.

Shareholder value and earnings history is provided only in respect of the financial years since the reverse acquisition of Impact Capital Limited.

*LTI result*

In determining the use of the Company's share price as an appropriate performance hurdle for the exercise of vested options, the remuneration committee recognised that this was a key indicator of shareholder value, particularly over the period when dividends paid/payable were likely to be limited under the Groups capital management strategy.

No element of the LTI plan has vested or become available for exercise in the current financial year.

**4 Directors' and executive officers' remuneration (Company and Consolidated) - audited (continued)**

***E Consequences of performance on shareholder wealth (continued)***

*Details of remuneration: cash bonuses and options*

For each cash bonus and grant of options included in the tables on pages 10 and 11, the percentage of the available bonus or grant that was paid, or that vested, in the financial year, and the percentage that was forfeited because the person did not meet the service criteria is set out below. No part of the bonuses is payable in future years. The options vest over the next three years provided the vesting conditions are met (see page 12 above).

| | STI Cash bonus | | LTI Options | | | | | |
|---|---|---|---|---|---|---|---|---|
| Name | Paid % | Forfeited % | Year granted | Vested % | Forfeited % | Financial years in which options may vest | Number granted | Number of options vested during 2008 |
| R Templeton | - | - | 2008 | - | - | 2009 | 370,000 | - |
| | | | 2008 | - | - | 2010 | 370,000 | - |
| | | | 2008 | - | - | 2011 | 370,000 | - |
| B Lyle | - | 100 | 2008 | - | - | 2009 | 50,000 | - |
| | | | 2008 | - | - | 2010 | 50,000 | - |
| | | | 2008 | - | - | 2011 | 50,000 | - |
| B Gebauers | - | 100 | 2008 | - | - | 2009 | 40,000 | - |
| | | | 2008 | - | - | 2010 | 40,000 | - |
| | | | 2008 | - | - | 2011 | 40,000 | - |
| A Hill | - | 100 | 2008 | - | - | 2009 | 50,000 | - |
| | | | 2008 | - | - | 2010 | 50,000 | - |
| | | | 2008 | - | - | 2011 | 50,000 | - |

**5 Principal activities**

The principal activity of the Group during the course of the financial year was outlay funding and presettlement lending to claimants awaiting settlement of injuries, matrimonial or estate litigation in Australia and New Zealand.

There were no significant changes in the nature of the activities of the Group during the year.

**6 Review of operations**

**Overview of the consolidated entity**

The Group has focused on growing its Loan Book (loans and advances) in response to strong and sustained demand for its existing suite of products.

This growth has been acheived with strict adherance to well established and proven asessment processes and credit policies and procedures.

**Review of financial performance and position**

*Consolidated operating profit after tax*

For the year ended 30 June 2008 the consolidated net profit attributable to members was $1.93 million which represents a significant increase from the prior year loss after tax of $0.3 million.

The current year profit includes a loss on the sale of the remainder of the Company's passive investment in Impact Holdings (UK) Plc of $0.81 million. The prior year loss included impairment and change in fair value on this same investment of $2.4 million.

Earnings per share increased to 3.0 cents.

*Profit from operations*

Excluding the loss on sale the Group's operations have performed well generating an operating profit of $3.96 million which represents a 58 percent increase when compared with the operating profit of $2.51 million in the prior year.

Consolidated gross interest and fee income was up 50 percent to $8.96 million from $5.96 million previously reflecting strong volume growth in the loan book which totalled $65.3 million at 30 June 2008.

Interest expense increased to $3.39 million from $1.43 million previously, reflecting an increase of $20 million in total debt drawn as the Group continued to leverage of its existing shareholders funds, and higher base funding costs (BBSW) caused by the volatility in both Australian and global debt markets.



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**6 Review of operations (continued)**

The amount provisioned for impaired loans reduced by 0.8 percent to $0.30 million reflecting strict adherence to lending policies and procedures and continuous monitoring of all loans regardless of the performance status.

Other expenses have increased over the prior year by 45 percent. This increase reflects strategic investments in staff, marketing platforms and systems and corresponds to the growth of the business.

*Capital structure and gearing*

Consolidated interest bearing debt at the end of the financial year was $45 million (2007: $25 million) which represents 65 percent of book assets (2007: 55 percent) and a gearing ratio of 68 percent (2007: 54 percent). A further $5m of the debt facility was unutilised at 30 June 2008. This level of gearing is considered appropriate given the Group's business model, the relative liquidity of the Group's assets and the high level of collateral provided by the underlying security of those assets.

*Consolidated net assets*

Consolidated net assets have increased to $20.97 million from $19.11 million in the prior year.

*Cash flows*

Consolidated cash flows from operations were a net inflow for the year of $0.25 million, an improvement from net outflows of $0.38 million for the prior year. These cash flows, together with cash inflows from increased borrowings were used to fund the growth in the consolidated loan book and investment in systems.

**Shareholder returns**

Notwithstanding the previous announcement of a dividend policy and the profitability of the Group, the Board has resolved that no dividend would be paid in respect of the financial year ended 30 June 2008 as the directors are of the opinion that the retention of funds to support the growth of the business was in the medium and long term interests of shareholders.

**7 Significant changes in the state of affairs**

During the year the Company and the Group achieved significantly improved operating cashflows. The net operating inflows together with increased debt facilities was used to fund the substantial growth in Loans and Advances achieved during the year.

On 18 March 2008, the Company sold its stake in Impact Holdings UK Plc for $1.256 million Australian dollars (AUD) on a deferred settlement basis. While the consideration will not be received until 31 December 2009, the Company has taken a charge over the assets of the Purchaser thereby converting an illiquid and non-core asset subject to both exchange rate and market price fluctuations into an AUD receivable.

**8 Dividends - Impact Capital Limited**

No dividends were paid or declared during the year.

**9 Events subsequent to reporting date**

Subsequent to the end of the financial year, the Group increased its financing arrangements by $5 million to a total of $55.5 million.

Other than referred to above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the Group, the results of those operations, or the state of affairs of the Group, in future financial years.

**10 Likely developments and expected results of operations**

The Group will continue to pursue its policy of increasing the profitability and market share of its business segment within Australia and New Zealand during the next financial year.

Further information about likely developments in the operations of the group and the expected results of those operations in future financial years has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the group.

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## 11 Share options

**Options granted to directors and officers of the Company**

Options over unissued ordinary shares of Impact Capital Limited granted during or since the end of the financial year to the most highly remunerated officers of the Company as part of their remuneration were as follows:

| | Options granted |
|---|---|
| ***Directors*** | |
| R Templeton | 1,110,000 |
| ***Other executives*** | |
| B Lyle | 150,000 |
| B Gebauers | 120,000 |
| A Hill | 150,000 |
| | 420,000 |

The options were granted under the Impact Capital Limited Executive Option Plan on 23 November 2007. Details of options granted to the directors and the most highly remunerated officers of the Group can be found in section D of the remuneration report on pages 11 - 12. No options have been granted to directors and officers of the Company since the end of the year.

**Unissued shares under options**

Unissued ordinary shares of Impact Capital Limited under option at the date of this report are as follows:

| | | Impact Capital Limited | |
|---|---|---|---|
| **Date Options granted** | **Expiry date** | **Exercise price of options** | **Number of shares under option** |
| 23 November 2007 | 23 November 2012 | $0.645 | 420,000 |
| 23 November 2007 | 23 November 2012 | $0.600 | 1,110,000 |

No options have been granted since the end of the financial year.

**Shares issued on exercise of options**

During or since the end of the financial year, the Group has not issued any ordinary shares as a result of the exercise of options.

## 12 Directors' interests

The relevant interest of each director in the shares, debentures, interests in registered schemes and rights or options over such instruments issued by the companies within the Group and other related bodies corporate, as notified by the directors to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001, at the date of this report is as follows:

| | Impact Capital Limited | |
|---|---|---|
| | **Ordinary shares** | **Options over ordinary shares** |
| K Rich | 100,000 | - |
| R Templeton | 1,944,270 | 1,110,000 |
| L Litzow | 2,480,000 | - |
| J Laurie | 75,000 | - |

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**13 Earnings per share**

| | 2008 Cents | 2007 Cents |
|---|---|---|
| **(a) Basic earnings per share** | | |
| Profit from continuing operations attributable to the ordinary equity holders of the company | **3.0** | (0.5) |
| **(b) Diluted earnings per share** | | |
| Profit from continuing operations attributable to the ordinary equity holders of the company | **3.0** | (0.5) |

**14 Indemnification and insurance of officers and auditors**

During the financial year Impact Capital Limited paid a premium to insure the directors and officers of the Company and of the Group against liabilities incurred by such an officer to the extent permitted by the Corporations Act 2001. The officers of the Group covered by the insurance policy include any person acting in the course of duties for the Group who is or was a director, secretary or executive officer as well as senior executive staff. The contract of insurance prohibits the disclosure of the nature of the liability and the amount of the premium.

The Company has agreed to indemnify its directors and the directors of its controlled entities against any liability to another person (other than the Company or a related body corporate) that may arise from their position as directors of the Company and as directors of its controlled entities, except where the liability arises out of conduct involving a lack of good faith. The agreement stipulates that the Company will meet the full amount of any such liabilities, including costs and expenses.

The Company has not entered into any agreement with their current auditors, KPMG, indemnifying against claims from third parties arising from their report on the annual report, or their position as auditor.

**15 Non-audit services**

During the year KPMG, the Company's auditor, has performed certain other services in addition to their statutory duties.

The board has considered the non-audit services provided during the year by the auditor and in accordance with written advice provided by resolution of the audit committee, is satisfied that the provision of those non-audit services during the year by the auditor is compatible with, and did not compromise, the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services were subject to the corporate governance procedures adopted by the Company and have been reviewed by the audit committee to ensure they do not impact the integrity and objectivity of the auditor; and
- the non-audit services provided do not undermine the general principles relating to auditor independence as set out in Professional Statement F1 Professional independence, as they did not involve reviewing or auditing the auditor's own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards.

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**15 Non-audit services (continued)**

Details of the amounts paid to the auditor of the Company, KPMG, and its related practices for audit and non-audit services provided during the year are set out below. In addition, amounts paid to other auditors for the statutory audit have been disclosed:

| | Consolidated | |
|---|---|---|
| | **2008** | 2007 |
| | **$** | $ |
| **1. Audit services** | | |
| Auditors of the Company | | |
| *KPMG Australia:* | | |
| Audit and review of financial reports | **108,887** | 114,758 |
| *Overseas KPMG firms:* | | |
| Audit and review of financial reports | **2,013** | 2,229 |
| **Total remuneration for audit services** | **110,900** | 116,987 |
| **2. Services other than statutory audit** | | |
| Other assurance services | | |
| *KPMG Australia:* | | |
| Compliance assurance services | **22,000** | - |
| Other services | | |
| *KPMG Australia:* | | |
| Taxation compliance services | **8,635** | 21,846 |
| Corporate advisory services | **197,036** | 124,649 |
| *Overseas KPMG firms:* | | |
| Taxation compliance services | **2,844** | 3,605 |
| **Total remuneration for audit-related services** | **230,515** | 150,100 |

**16 Lead auditor's independence declaration**

A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 18.

This report is made in accordance with a resolution of directors.

Kenneth R Rich
Director

Brisbane, 22 August 2008

## Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001 to the directors of Impact Capital Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2008, there have been:

(a) no contraventions of the auditor independence requirements as set out in the *Corporations Act 2001* in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

KPMG

Jillian Richards

Jillian Richards
Partner

Brisbane, 22 August 2008

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## Corporate governance statement

This statement outlines the main corporate governance practices in place throughout the financial year which comply with the ASX Corporate Council recommendations unless otherwise stated.

**The board of directors**
***Role of the board***
The board's primary role is the protection and enhancement of long-term shareholder value.
To fulfil this role the board is also responsible for the overall corporate governance of the group including:

- Formulating corporate strategy and providing guidance on the business and affairs of the group;
- reviewing appropriate plans and annual budgets, including allocation of resources and capital expenditure;
- monitoring and approving of financial reporting;
- protecting and enhancing the reputation of the group;
- ensuring integrity of internal control and management reporting systems;
- setting remuneration, appointing, removing and creating succession policies for directors and senior executives; and
- monitoring of achievement of management's goals.

The board has delegated responsibility for the operation and administration of the Company and the implementation of the corporate strategy to the chief executive officer and the senior executives. The delegation policy is reviewed at least annually.

***Board Processes***
To assist in the execution of its responsibilities, the board has established a number of board committees including a nomination committee, a remuneration committee, a risk management and an audit committee. The board has also established a framework for the management of the group including a system of internal control, a business risk management process and the establishment of appropriate ethical standards.

The full board currently holds eleven scheduled meetings each year, plus strategy meetings and any extraordinary meetings at such other times as may be necessary to address any specific significant matters that may arise.

The agenda for meetings is prepared in conjunction with the Chairperson, Chief Executive Officer and Company Secretary. Standing items include the Chief Executive Officer's report, financial reports, strategic matters, governance and compliance. Submissions are circulated in advance. Executives are regularly involved in board discussions and directors have other opportunities for contact with all employees.

The charter and policy of the Company's board and its various committees, together with the Board's Code of Conduct is not currently available on the Company's website (www.impactcapital.com.au).

***Director education***
The Company has an informal process to educate new directors about the nature of the business, current issues, corporate strategy and the expectations of the group concerning performance of directors. Directors are given access to continuing education opportunities to update and enhance their skills and knowledge.

***Independent professional advice and access to company information***
Each director has the right of access to all relevant Company information and to the Company's executives and, subject to prior consultation with the chairperson, may seek independent professional advice from a suitably qualified adviser at the Group's expense. The director must consult with an adviser suitably qualified in the relevant field, and obtain the chairperson's approval of the fee payable for the advice before proceeding with the consultation. A copy of the advice received by the director is made available to all other members of the board.

***Composition of the board***
The names of the directors of the Company in office at the date of this report are set out in the Directors' report. The composition of the board is determined using the following principles:

- a maximum of seven directors with a range of qualifications and expertise;
- a minimum of two independent directors and the majority non-executive directors;
- one of the executive directors shall be the Chief Executive Officer. The Chief Executive Officer will not be the Chairperson of the board;
- enough directors to serve on various committees without overburdening the directors or making it difficult to fully discharge their responsibilities;
- an appropriate blend of expertise in accounting and finance, legal, marketing and sales and management at CEO-level; and
- experience in finance or related industries.

***Directors' independence***
An independent director is a director who is not a member of management (a non-executive director) and who:

- holds less than five percent of the voting shares of the Company and is not an officer of, or otherwise associated, directly or indirectly, with a shareholder of more than five percent of the voting power of the Company;

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- has not within the last three years been employed in an executive capacity by the Company or another Group member, or been a director after ceasing to hold any such employment;
- within the last three years has not been a principal or employee of a material professional adviser or a material consultant to the Company or any other Group member;
- is not a material supplier or customer of the Company or any other Group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;
- has no material contractual arrangements with the Company or any other Group member other than as a director of the Company; and
- is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company.

***Chairman and Chief Executive Officer***

The Chairman is responsible for leading the board, ensuring directors are properly briefed in all matters relevant to their role and responsibilities, facilitating board discussions and managing the board's relationship with the company's senior executives.

The Chief Executive Officer is responsible for management of the day to day activities of the Group and implementation of the Group's policies and strategies.

***Conflict of interests***

In accordance with the Corporations Act and the Company's Constitution, the directors must keep the board advised on an ongoing basis of any interest that could potentially conflict with those of the Company. The board has developed procedures to assist directors to disclose potential conflicts of interest.

Where the board believes that a significant conflict exists for a director on a board matter, the director concerned does not receive the relevant board papers and is not present at the meeting whilst the item is considered. Details of director related entity transactions with the Company and the group are set out in Note 23 to the financial statements.

**Nomination committee**

The nomination committee oversees the appointment and induction process for directors. It also reviews board succession plans and evaluates desirable competencies for board members. When a vacancy exists or there is a need for particular skills, the committee determines the selection criteria based on the skills deemed necessary. The committee identifies potential candidates with advice from external consultants if required, culminating in the appointment of the most suitable candidate. The terms and conditions of the appointment and retirement of non-executive directors are set out in a letter of appointment, including expectations of attendance and preparation for all board meetings, minimum hourly commitment, appointments to other boards, the procedures for dealing with conflicts of interest, and the availability of independent professional advice. Board candidates must stand for election at the next general meeting of shareholders.

The committee undertakes an annual review of the performance of the board and the individual directors and examines the appropriate mix of skills to ensure maximum effectiveness and contribution to the results of the Group. The performance criteria takes into account each director's contribution to setting the direction, strategy and financial objectives of the group and monitoring compliance with regulatory requirements and ethical standards. The annual review also examines the independence status of each director.

The committee also conducts an annual review of the performance of the Chief Executive Officer and Company Secretary.

The board as a whole currently comprises the nomination committee and meets annually on these matters unless otherwise required. The number of times the committee met during the year and committee members attendance record is disclosed in the table of directors' meetings on page 7.

**Remuneration committee**

The remuneration committee reviews and makes recommendations to the board on remuneration packages and policies applicable to the executive officers and directors themselves of the Company and for the Group. It is also responsible for share option schemes, incentive performance packages, superannuation entitlements, retirement and termination entitlements, fringe benefits policies and professional indemnity and liability insurance policies.

The members of the remuneration committee during the year were:

- Mr John Laurie (Chairperson) - Independent Non-Executive
- Mr Kenneth Rich - Independent Non-Executive

The remuneration committee meets at least annually or as otherwise required. The number of times the committee met during the year and the committee members attendance record is disclosed in the table of directors' meetings on page 7.

**Audit committee**

The board has established an audit committee which operates under a charter approved by the board. The committee advises on the establishment and maintenance of a framework of internal control and appropriate ethical standards for the management of the group.

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The members of the audit committee during the year were:

- Mr Kenneth Rich (Chairperson) - Independent Non-Executive
- Mr John Laurie - Independent Non-Executive
- Mr Lawrie Litzow - Independent Non-Executive

The external auditors, the Chief Executive Officer and the Chief Financial Officer are invited to audit committee meetings at the discretion of the committee. The external auditors meet with the audit committee at least once a year without the presence of any executive members. The number of times the committee met during the year and the committee members attendance record is disclosed in the table of directors' meetings on page 7.

The Chief Executive Officer and the Chief Financial Officer declared in writing to the board that the financial records of the Company for the financial year have been properly maintained, the Company's financial report for the year ended 30 June 2008 comply with accounting standards and present a true and fair view of the Company's financial condition and operational results. This statement is required annually.

The responsibilities of the audit committee include:

- reviewing the annual and half -year financial reports and other financial information distributed externally. This includes approving new accounting policies to ensure compliance with Australian Accounting Standards (AASBs) and assessing whether the financial information is adequate for shareholders needs;
- assessing the adequacy of the internal control framework and the Company's code of ethical standards. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes such as the safeguarding of assets, maintenance of proper accounting records, the reliability of financial information and non-financial considerations such as the benchmarking of operational key performance indicators;
- providing a forum for effective communication between the board and the external auditor;
- assessing whether non-audit services provided by the external auditor are consistent with maintaining the external auditor's independence. Each reporting period the external auditor provides an independence declaration in relation to the audit or review;
- providing advice to the board in respect of whether the provision of the non-audit services by the external auditor is compatible with the general standard of independence of auditors imposed by the Corporations Act 2001;
- organising, reviewing and reporting on any special reviews or investigations deemed necessary by the board;
- monitoring the procedures to ensure compliance with the Corporations Act 2001 and the ASX Listing Rules and all other regulatory requirements; and
- review and monitor related party transactions and assess their propriety;
- addressing any matters outstanding with auditors, Australian Taxation Office, Australian Securities and Investment Commission, ASX and financial institutions.

The audit committee reviews the performance of the external auditors on an annual basis and normally meets with them during the year to:

- discuss the external audit plans, identifying any changes in structure, operations, internal controls or accounting policies that are likely to impact the financial statements and to review the fees proposed for the audit work to be performed;
- review the half-year and preliminary final report prior to lodgement with the ASX and any significant adjustments required as a result of the auditor's findings and to recommend to the board approval of these documents, prior to the announcement of the results;
- reviews the draft annual report and recommend board approval of the financial report;
- review the results and findings of the auditor, the adequacy of accounting and financial controls, and to monitor the implementation of any recommendations made.

**Risk assessment and management**

The board has established a separate committee to oversee the establishment, implementation and annual review of the Company's Risk Management System. The Risk Management System has been established to assess, monitor and manage operational, corporate financial reporting and compliance risks for the group. The Chief Executive Officer and the Chief Financial Officer have declared, in writing to the board, that the Company's financial reporting risk management and associated compliance and controls have been assessed and found to be operating effectively. The operational and other risk management compliance and controls have been assessed and found to be operating efficiently and effectively. All risk assessments covered the whole financial year and period up to the signing of the annual financial report for all material operations of the Group.

The compositions of the committee will consist of persons who have the relevant experience, qualifications and skills in the business of the Company, its industry and business generally to competently discharge their responsibilities as a member of the committee. Therefore the committee incorporates both directors and senior executive officers of the Group.

The members of the risk management committee during the year were:

- Mr Lawrie Litzow (Chairperson) - Independent Non-Executive Director
- Mr Kenneth Rich - Independent Non-Executive Director

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- Mr Brian Gebauers - General Manager - Compliance & Special Projects
- Ms Alison Hill - Chief Financial Officer and Company Secretary

The risk management committee is responsible for:

- identification of the major risks to the Company and its business;
- prioritising the risks according to perceived likelihood of occurrence and impact;
- measurement of the financial and other effects of risks identified;
- design of risk minimisation techniques and procedures;
- providing recommendations to the board of risk minimisation implementation; and
- implementing board approved plans and procedures.

The identification of risk and its management is an ongoing process in the context of a growing and changing business and regulatory environment, and the committee is constantly re-examining its recommendations to ensure that new risks and changes to existing risks are identified, understood and the appropriate responses structured and put into effect.

The risk management committee meets as often as considered necessary but not less than two times per year. The number of times the committee met during the year and committee members' attendance record is disclosed in the table of director's meetings on page 7.

**Financial reporting**
The Chief Executive Officer and the Chief Financial Officer have declared, in writing to the board that the Company's financial reports are founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board.

Monthly actual results are reported against budgets approved by the directors and revised forecasts for the year are prepared regularly.

**Code of Conduct**
Directors bear individual responsibilities for the performance of their duties before the law, and collective responsibility for the behaviour of the board. The following code of conduct encompasses the legislative and common law requirements of directors, as well as the specific behaviours that the Company expects of its directors and is consistent with the code of conduct as pronounced by the Australian Institute of Company Directors:

- a director must act honestly, in good faith and in the best interests of the Company as a whole;
- a director has a duty to use due care and diligence in fulfilling the functions of office and exercising the powers to that office;
- a director must use the powers of office for a proper purpose, in the best interests of the Company as a whole;
- a director must recognise that the primary responsibility is to the company's shareholders as a whole but should, where appropriate, have regard for the interests of all stakeholders of the Company;
- a director must not make improper use of information acquired as a director;
- a director must not take improper advantage of the position of director;
- a director must not allow personal interests, or the interests of any associated person, to conflict with the interests of the Company;
- a director has an obligation to be independent in judgement and actions and to take all reasonable steps to be satisfied as to the soundness of all decisions taken by the board;
- confidential information received by a director in the course of the exercise of directional duties remains the property of the Company from which it was obtained and it is improper to disclose it, or allow it to be disclosed, unless that disclosure has been authorised by that Company, or the person from whom the information is provided, or is required by law;
- a director should not engage in conduct likely to bring discredit upon the Company; and
- a director has an obligation, at all times, to comply with the spirit, as well as the letter of the law and with the principles of the code.

**Trading in general Company securities by directors and employees**
The board has approved and communicated a policy on the trading of its securities by directors and employees which prohibits directors and employees from dealing in Company shares during the period commencing 60 days prior to the release of the Company's results, and at any other time during the year whilst in possession of price sensitive information.

The policy statement applies to directors, officers and employees ("designated officers") of the Company. This policy statement also applies to directors, officers and employees of any subsidiary company of Impact Capital.

The Corporations Act specifically prohibits a person from purchasing or selling shares where such person (called "an insider") possesses information that is not generally available but, if the information were generally available, would have a material effect on the price of shares in the Company.

This prohibition extends to external advisers and designated officers who should be aware of the need to enforce confidentiality against such external advisers, where appropriate.

Designated officers must provide notification to the Company Secretary of intended trading activity in the Company's shares. Confirmation of the share trading transaction must be provided to the Company Secretary within 4 business days of the transaction.

A trading "black-out" will occur during the following times:

- 60 days prior to the release of the half-year and 30 June preliminary financial statements and the dividend announcement;
- 60 days prior to any dividend announcement; and
- 30 days prior to any intending announcement which a reasonable person would expect to have a material effect on the price or value of the Company's shares.

The chairperson may exercise his discretion to permit trading by designated officers in specific circumstances. Such circumstances include financial hardship or circumstances of a personal nature.

This trading policy applies to financial products issued or created over the Company's shares by third parties.

The board recognises the benefits of equity participation by employees and directors and encourages employees and directors to acquire equity in the Company in the appropriate circumstances.

**Communication with shareholders**
The board provides shareholders with information using a Continuous Disclosure Policy which includes identifying matters that may have a material effect on the price of the Company's securities, notifying them to the Australian Stock Exchange ("ASX"), posting them on the Company's website, and issuing media releases. In summary the Continuous Disclosure Policy operates as follows:

- the Chief Executive Officer and the Company Secretary are responsible for interpreting the company's policy and where necessary informing the board. The Company Secretary is responsible for all communications with the ASX;
- the annual report is distributed to all shareholders and the ASX;
- the half-year report contains summarised financial information and a review of operations of the consolidated entity during the period. The half-year reviewed report is lodged with the Australian Securities and Investment Commission and the ASX, and sent to any shareholder who requests it;
- proposed major changes in the group which may impact on share ownership rights are submitted to a vote of shareholders;
- all announcements made to the market are placed on the Company's website after they are released to the ASX;
- information provided to analysts or the media during briefings are released to the ASX;
- notices of the annual general meeting and other meetings of members are sent to all shareholders; and
- the external auditor attends the annual general meetings to answer questions concerning the conduct of the audit, the preparation and content of the auditor's report, accounting policies adopted by the Company and the independence of the auditor in relation to the conduct of the audit.

The board encourages full participation of shareholders at the Annual General Meeting, to ensure a high level of accountability and identification with the consolidated entity's strategy and goals.

The shareholders are requested to vote on the appointment and aggregate remuneration of directors, the Remuneration report and changes to the Constitution. Copies of the Constitution are available to any shareholder who requests it.

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| | Notes | Consolidated 2008 $ | Consolidated 2007 $ | The Company 2008 $ | The Company 2007 $ |
|---|---|---|---|---|---|
| Interest income | | **11,369,572** | 6,961,125 | **10,893,518** | 6,702,347 |
| Interest expense | | **(3,391,130)** | (1,426,512) | **(3,391,118)** | (1,426,512) |
| **Net interest income** | | **7,978,442** | 5,534,613 | **7,502,400** | 5,275,835 |
| **Fee income** | | **982,461** | 427,079 | **947,335** | 413,292 |
| **Other operating gains / (losses)** | 5 | **(807,817)** | 352,307 | **(727,791)** | - |
| **Expenses** | | | | | |
| Employee benefits expense | | **(2,846,372)** | (1,514,254) | **(2,807,028)** | (1,486,474) |
| Depreciation and amortisation expense | | **(121,522)** | (74,839) | **(121,029)** | (74,674) |
| Impairment of loans and advances | | **(300,249)** | (329,343) | **(350,519)** | (254,594) |
| Loan documentation expenses | | **(4,000)** | (51,806) | **(4,000)** | (33,988) |
| Marketing expenses | | **(444,053)** | (565,164) | **(394,368)** | (551,807) |
| Occupancy expenses | | **(245,748)** | (187,374) | **(239,654)** | (187,374) |
| General and administrative expenses | | **(942,856)** | (662,969) | **(922,355)** | (647,134) |
| Other expenses | | **(96,228)** | (64,817) | **(95,517)** | (64,341) |
| Change in fair value of investments | 12 | **(9,444)** | (296,816) | **(9,444)** | (296,816) |
| Impairment of investments | 12 | **-** | (2,131,865) | **-** | (2,668,435) |
| **Profit / (loss) before income tax** | | **3,142,614** | 434,752 | **2,778,030** | (576,510) |
| Income tax expense | 7 | **(1,215,473)** | (730,876) | **(1,107,126)** | (691,082) |
| **Profit / (loss) for the period** | | **1,927,141** | (296,124) | **1,670,904** | (1,267,592) |
| | | **Cents** | **Cents** | | |
| **Earnings / (loss) per share** | | | | | |
| Basic earnings / (loss) per share | 8 | **3.0** | (0.5) | | |
| Diluted earnings / (loss) per share | 8 | **3.0** | (0.5) | | |

*The above income statements should be read in conjunction with the accompanying notes.*



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| **Consolidated** | **Contributed equity $** | **Translation reserve $** | **Share based payments reserve $** | **Retained profits $** | **Total $** |
|---|---|---|---|---|---|
| **Balance at 1 July 2006** | 18,361,097 | - | - | 1,043,998 | 19,405,095 |
| Foreign exchange translation differences | - | 1,534 | - | - | 1,534 |
| Total income/(expense) recognised directly in equity | - | 1,534 | - | - | 1,534 |
| Profit/(Loss) for year | - | - | - | (296,124) | (296,124) |
| **Total recognised income/(expense)** | **-** | **1,534** | **-** | **(296,124)** | **(294,590)** |
| **Balance at 30 June 2007** | **18,361,097** | **1,534** | **-** | **747,874** | **19,110,505** |
| **Balance at 1 July 2007** | 18,361,097 | 1,534 | - | 747,874 | 19,110,505 |
| Foreign exchange translation differences | - | (156,540) | - | - | (156,540) |
| Total income/(expense) recognised directly in equity | - | (156,540) | - | - | (156,540) |
| Profit/(Loss) for year | - | - | - | 1,927,141 | 1,927,141 |
| **Total recognised income/(expense)** | **-** | **(156,540)** | **-** | **1,927,141** | **1,770,601** |
| Share-based payment | - | - | 93,062 | - | 93,062 |
| **Balance at 30 June 2008** | **18,361,097** | **(155,006)** | **93,062** | **2,675,015** | **20,974,168** |

| **The Company** | **Contributed equity $** | **Share based payments reserve $** | **Retained profits/ (losses) $** | **Total $** |
|---|---|---|---|---|
| **Balance at 1 July 2006** | 24,580,445 | - | (6,352,826) | 18,227,619 |
| Profit/(Loss) for year | - | - | (1,267,592) | (1,267,592) |
| **Total recognised income/(expense)** | **-** | **-** | **(1,267,592)** | **(1,267,592)** |
| **Balance at 30 June 2007** | **24,580,445** | **-** | **(7,620,418)** | **16,960,027** |
| **Balance at 1 July 2007** | 24,580,445 | - | (7,620,418) | 16,960,027 |
| Profit/(Loss) for year | - | - | 1,670,904 | 1,670,904 |
| **Total recognised income/(expense)** | **-** | **-** | **1,670,904** | **1,670,904** |
| Share-based payment | - | 93,062 | - | 93,062 |
| **Balance at 30 June 2008** | **24,580,445** | **93,062** | **(5,949,514)** | **18,723,993** |

*The statements of changes in equity should be read in conjunction with the accompanying notes.*

| | Notes | Consolidated 2008 $ | Consolidated 2007 $ | The Company 2008 $ | The Company 2007 $ |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| Cash and cash equivalents | 9 | **1,366,009** | 2,318,752 | **1,353,914** | 2,297,511 |
| Assets classified as held for sale | 10 | **-** | 474,774 | **-** | 474,774 |
| Net loans and advances | 11 | **64,084,500** | 38,958,756 | **61,341,351** | 37,922,245 |
| Other financial assets | 12 | **-** | 1,601,157 | **4,883,321** | 6,484,478 |
| Trade and other receivables | 13 | **1,055,490** | 2,914 | **2,784,270** | 322,817 |
| Deferred tax assets | 14 | **622,957** | 467,173 | **606,539** | 408,440 |
| Property, plant and equipment | | **188,596** | 65,634 | **190,982** | 67,821 |
| Intangible assets | 15 | **1,146,493** | 994,395 | **193,055** | 40,511 |
| Other assets | 16 | **311,597** | 332,677 | **307,599** | 331,433 |
| **Total assets** | | **68,775,642** | 45,216,232 | **71,661,031** | 48,350,030 |
| **LIABILITIES** | | | | | |
| Trade and other payables | 17 | **673,571** | 256,488 | **5,809,217** | 5,540,764 |
| Interest-bearing loans and borrowings | 18 | **45,455,757** | 24,953,602 | **45,455,757** | 24,953,602 |
| Income tax payable | 19 | **1,333,116** | 820,217 | **1,333,034** | 820,217 |
| Employee benefits | 20 | **339,030** | 75,420 | **339,030** | 75,420 |
| **Total liabilities** | | **47,801,474** | 26,105,727 | **52,937,038** | 31,390,003 |
| **Net assets** | | **20,974,168** | 19,110,505 | **18,723,993** | 16,960,027 |
| **EQUITY** | | | | | |
| Contributed equity | | **18,361,097** | 18,361,097 | **24,580,445** | 24,580,445 |
| Reserves | | **(61,944)** | 1,534 | **93,062** | - |
| Retained profits/(losses) | | **2,675,015** | 747,874 | **(5,949,514)** | (7,620,418) |
| **Total equity** | | **20,974,168** | 19,110,505 | **18,723,993** | 16,960,027 |

*The above balance sheets should be read in conjunction with the accompanying notes.*



For personal use only

| | Notes | Consolidated 2008 $ | Consolidated 2007 $ | The Company 2008 $ | The Company 2007 $ |
|---|---|---|---|---|---|
| **Cash flows from operating activities** | | | | | |
| Interest and fees received | | **7,492,797** | 4,393,421 | **6,964,566** | 3,995,818 |
| Interest paid | | **(2,332,672)** | (1,303,193) | **(2,332,661)** | (1,303,193) |
| Payments to suppliers and employees | | **(4,053,243)** | (3,105,022) | **(3,942,765)** | (3,032,502) |
| | | **1,106,882** | (14,794) | **689,140** | (339,877) |
| Income taxes paid | | **(860,000)** | (369,307) | **(860,000)** | (362,454) |
| **Net cash inflow (outflow) from operating activities** | 30 | **246,882** | (384,101) | **(170,860)** | (702,331) |
| **Cash flows from investing activities** | | | | | |
| Payments for leasehold improvements, plant and equipment | | **(165,999)** | (44,183) | **(165,999)** | (42,230) |
| Payments for acquisition of equity investments | | **-** | (2,567) | **-** | (2,567) |
| Payments for other assets | | **(450)** | (55,807) | **(450)** | (55,807) |
| Payments for intangible assets | | **(221,631)** | (50,052) | **(221,631)** | (50,052) |
| Loans to / from controlled entities | | **-** | - | **(1,404,633)** | 1,192,298 |
| Proceeds from disposal of investment held for sale | | **237,864** | - | **237,864** | - |
| Proceeds from disposal of subsidiary, net of cash disposed | | **-** | 617,708 | **-** | 617,708 |
| Loans repaid by other entities | | **-** | 902,810 | **-** | 902,810 |
| Net funds advanced to clients | | | | | |
| Loans advanced to clients | | **(46,885,450)** | (33,788,706) | **(45,741,882)** | (33,975,326) |
| Loans repaid by clients | | **27,661,270** | 15,983,083 | **26,808,813** | 15,277,386 |
| Loans purchased from third party | | **(1,538,344)** | - | **-** | - |
| Release of restricted use bank deposits | | **-** | 1,194,103 | **-** | 1,194,103 |
| **Net cash outflow from investing activities** | | **(20,912,740)** | (15,243,611) | **(20,487,918)** | (14,941,677) |
| **Cash flows from financing activities** | | | | | |
| Proceeds from borrowings | | **47,500,000** | 20,000,000 | **47,500,000** | 20,000,000 |
| Redemption of convertible notes | | **-** | (3,380,000) | **-** | (3,380,000) |
| Repayment of borrowings | | **(27,500,000)** | (200,000) | **(27,500,000)** | (200,000) |
| Payment of transaction costs | | **(284,819)** | (77,273) | **(284,819)** | (77,273) |
| **Net cash inflow from financing activities** | | **19,715,181** | 16,342,727 | **19,715,181** | 16,342,727 |
| **Net increase (decrease) in cash and cash equivalents** | | **(950,677)** | 715,015 | **(943,597)** | 698,719 |
| Cash and cash equivalents at the beginning of the financial year | | **2,318,752** | 1,603,737 | **2,297,511** | 1,598,792 |
| Effects of exchange rate changes on cash and cash equivalents | | **(2,066)** | - | **-** | - |
| **Cash and cash equivalents at end of year** | 9 | **1,366,009** | 2,318,752 | **1,353,914** | 2,297,511 |

*The above cash flow statements should be read in conjunction with the accompanying notes.*

For personal use only

## Contents of the notes to the financial statements



For personal use only

For personal use only

## 1 Significant accounting policies

Impact Capital Limited (the 'Company') is a company domiciled in Australia. The consolidated financial statements of the Company as at and for the year ended 30 June 2008 comprise the Company and its subsidiaries (together referred to as the 'Group') and the Group's interest in associates.

The financial report was authorised for issue by the directors on 22 August 2008.

### (a) Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards ('AASBs') (including Australian Interpretations) adopted by the Australian Accounting Standards Board ('AASB') and the Corporations Act 2001. The consolidated financial report of the Group and the financial report of the Company comply with International Financial Reporting Standards (IFRSs) and interpretations adopted by the International Accounting Standards Board.

***(i) Reverse acquisition accounting***
The consolidated financial statements have been prepared using reverse acquisition accounting. In reverse acquisition accounting, the cost of the business is deemed to have been incurred by the legal subsidiary (the acquirer for accounting purposes) in the form of equity instruments issued to the owners of the legal parent (the acquiree for accounting purposes).

The consolidated financial statements from 1 July 2005, the date of the reverse acquisition, are issued in the name of Impact Capital Limited as legal parent, but represent a consolidation of the financial statements of the legal subsidiary ACN 109 006 126 Pty Ltd (formerly Impact Funding Limited) and its controlled entities as follows:

- the assets and liabilities of the legal subsidiary are recognised and measured in the consolidated financial statements at their pre-combination carrying amounts;
- the retained earnings and other equity balances recognised in the consolidated financial statements are the retained earnings and other equity balances of the legal subsidiary immediately before the business combination; and
- the amount recognised as issued equity instruments are determined by adding to the issued equity of the legal subsidiary immediately before the business combination, the cost of the combination.

***(ii) Functional and presentation currency***
These consolidated financial statements are presented in Australian dollars, which is the Company's functional currency and the functional currency of the majority of the group.

***(iii) Basis of measurement***
The consolidated financial statements have been prepared on a historical cost basis except for available for sale financial assets, assets classified as held for sale, other financial assets (including derivatives) and share-based payments which are measured at fair value.

***(iv) Early adoption of standards and interpretations***
The group has not elected to adopt any accounting standards or amendments to standards or interpretations issued prior to the date of this report where application is not mandatory for the year ended 30 June 2008.

***(v) Critical accounting estimates***
The preparation of financial statements in conformity with AASB's requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 3.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

***(vi) Application***
The accounting policies set out below have been applied consistently to all periods presented in the consolidated financial statements and have been applied consistently by Group entities.

For personal use only

## 1 Significant accounting policies (continued)

### (b) Principles of consolidation

***(i) Subsidiaries***
Subsidiaries are entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

In the Company's financial statements, investments in subsidiaries are carried at cost.

***(ii) Transactions eliminated on consolidation***
Intra-group balances and any unrealised gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

### (c) Foreign currency

***(i) Foreign currency transactions***
Transactions in foreign currencies are translated to the functional currencies of Group entities at the respective exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to functional currency at the foreign exchange rate at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated to the functional currency using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to the functional currency at foreign exchange rates ruling at the dates the fair value was determined.

***(ii) Foreign operations***
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Australian dollars at foreign exchange rates ruling at the reporting date. The income and expenses of foreign operations, excluding foreign operations in hyperinflationary economies, are translated to Australian dollars at rates approximating the exchange rates at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in the foreign currency translation reserve which is a separate component of equity. When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign currency translation reserve is transferred to profit or loss.

Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognised directly in equity in the Translation Reserve.

### (d) Financial instruments

A financial instrument is recognised if the Group becomes a party to the contractual provisions of the instrument. Financial assets are derecognised if the Group's contractual rights to the cashflows from the financial assets expire or if the Group transfers the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Regular way purchases and sales are accounted for at trade date ie. the date that the Group commits itself to purchase or sell the asset. Financial liabilities are derecognised if the Group's obligations specified in the contract expire or are discharged or cancelled.

***(i) Non-derivative financial instruments***
Non-derivative financial instruments comprise investments in equity securities, trade and other receivables, loans and advances, cash and cash equivalents, borrowings, and trade and other payables.

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalent for the purpose of the statement of cash flows.

Accounting for income and expenses from non-derivative financial instruments is discussed at note 1(n) and 1(o).

Non-derivative financial instruments are recognised initially at fair value, plus for instruments not at fair value through profit and loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as below.

## 1 Significant accounting policies (continued)

**(d) Financial instruments (continued)**

- *Financial assets at fair value through profit or loss*

A financial instrument is classified as at fair value through profit or loss if it is acquired principally for the purpose of selling in the short term or if so designated by management. Upon initial recognition the financial instrument is measured at fair value. Subsequent changes therein are recognised in profit or loss. Attributable transaction costs are recognised in profit or loss when incurred.

- *Available-for-sale financial assets*

Financial instruments classified as being available-for-sale are stated at fair value, with any resultant gain or loss being recognised directly in equity, except for impairment losses. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss.

- *Loans and advances*

Loans and advances are measured at amortised cost using the effective interest method less any impairment losses.

***(ii) Derivative financial instruments***
Derivative financial instruments are initially recognised at fair value. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss.

**(e) Share Capital**

*(i) Ordinary shares*
Incremental costs directly attributable to the issue of ordinary shares and share options are recognised as a deduction from equity, net of any related income tax benefit.

*(ii) Dividends*
Dividends are recognised as a liability in the period in which they are declared.

**(f) Fair value measurement**

A number of the Group's accounting policies and disclosures require the determination of fair value for financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the methods as below.

***(i) Financial instruments traded in an active market***
The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date.

***(ii) Financial instruments not traded in an active market***
The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date.

***(iii) Other receivables and trade payables***
The nominal value less estimated credit adjustments of other receivables and trade payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

***(iv) Share-based payment transactions***
The fair value of employee share options is measured using the Black-Scholes and Binomial option pricing models. Measurement inputs include the exercise price of the instrument, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option. Service and non-market conditions attached to the transactions are not taken into account in determining fair value.

***(v) Loans and advances***
The fair value of loans and advances is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

For personal use only

For personal use only

## 1 Significant accounting policies (continued)

### (g) Amortised cost measurement

The amortised cost is the amount at which a financial asset or liability is measured at initial recognition, minus principal repayments, plus or minus the cumulative amortisation using the effective interest rate method of any difference between the initial amount recognised and the maturity amount minus any reduction for impairment.

### (h) Property, plant and equipment

***(i) Owned assets***
Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognised within "other income" in profit or loss.

***(ii) Subsequent costs***
The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied within the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other costs are recognised in the income statement as an expense as incurred.

***(iii) Depreciation***
Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. The range of depreciation rates used for each class of asset, in the current and comparative periods, are as follows:

| | |
|---|---|
| Furniture and fittings | 7.5 - 30% |
| Office equipment | 11 - 40% |

The residual value, if not insignificant, is reassessed annually.

### (i) Intangible assets

***(i) Goodwill***
Goodwill and negative goodwill arises on the acquisition of subsidiaries, associates and joint ventures. Goodwill represents the excess of the cost of the acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess is negative (negative goodwill), it is recognised immediately in profit or loss.

Goodwill is measured at cost less any accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment.

***(ii) Other intangible assets***
Other intangible assets that are acquired by the Group, which have finite lives, are measured at cost less accumulated amortisation and accumulated impairment losses.

***(iii) Subsequent expenditure***
Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure including expenditure on internally generated goodwill and brands is recognised in profit or loss when incurred.

***(iv) Amortisation***
Amortisation is recognised in profit or loss on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Goodwill and intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Other intangible assets are amortised from the date they are available for use.

The estimated useful lives in the current and comparative periods are as follows:

| | |
|---|---|
| Computer software | 2.5 to 5 years |

For personal use only

## 1 Significant accounting policies (continued)

### (j) Assets (or disposal groups) held for sale

Assets (or disposal groups comprising assets and liabilities) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale.

Immediately before classification as held for sale, the measurement of the assets is brought up to date in accordance with applicable accounting standards. Then, on initial classification as held for sale, assets are recognised at the lower of carrying amount and fair value less costs to sell.

Impairment losses on initial classification as held for sale are included in profit or loss, even when there is a revaluation. The same applies to gains and losses on subsequent remeasurement.

### (k) Impairment

***(i) Financial assets***

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in profit and loss. Any cumulative loss in respect of an available-for-sale financial asset previously recognised in equity is transferred to profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

***(ii) Non-financial assets***

The carrying amount of the Group's non-financial assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists then the asset's recoverable amount is estimated. For goodwill and intangible assets that have an indefinite useful life, recoverable amount is estimated at each reporting date.

The recoverable amount of an asset or cash-generating unit is the greater of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit").

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Impairment losses are recognised in the profit and loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Impairment losses, other than in respect of goodwill, are reversed when there is an indication that the impairment loss has decreased or no longer exist and if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

For personal use only

## 1 Significant accounting policies (continued)

### (l) Employee benefits

***(i) Short-term benefits***
Liabilities for employee benefits for wages, salaries and annual leave represent present obligations resulting from employees' services provided to reporting date, are calculated at undiscounted amounts based on remuneration wage and salary rates that the Group expects to pay as at reporting date including related on-costs, such as workers compensation insurance and payroll tax. Non-accumulating non-monetary benefits, are expensed based on the net marginal cost to the Group as the benefits are taken by the employees.

A liability is recognised for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

***(ii) Defined contribution superannuation funds***
A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution superannuation funds are recognised as an expense in the income statement when they are due.

***(iii) Share-based payments***
The fair value of options granted under the Impact Capital Limited Executive Option Scheme is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest, except for those that fail to vest due to market conditions not being met.

***(iv) Profit-sharing and bonus plans***
A provision is recognised for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

### (m) Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be reliably estimated, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

### (n) Revenue

***(i) Interest income***
Interest income is recognised in the income statement using the effective interest rate method. The effective interest rate is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to the carrying amount of the financial asset. The calculation of the estimated future cash receipts includes ascertainable fees received and transaction costs directly attributable to the acquisition or issue of the financial asset, as well as any discounts or premiums.

The effective interest rate is established on initial recognition of the financial asset and is not revised subsequently.

***(ii) Fee income***
Fee income, including account servicing and reassessment fees are recognised as the related services are performed.

Notwithstanding the fact that company policy is to determine all fees received by reference to reimbursement of actual costs, for accounting purposes ascertainable fees received are recognised as interest income under the effective interest rate method.

***(iii) Dividend income***
Dividend income is recognised when the right to receive the income is established, which in the case of quoted securities is the ex-dividend date.

For personal use only

## 1 Significant accounting policies (continued)

### (o) Expenses

***(i) Operating lease payments***
Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense and spread over the lease term.

***(ii) Interest expense***
Interest expense is calculated using the effective interest method. Borrowing costs are expensed as incurred and included in interest expense.

### (p) Income tax

Income tax expense comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: initial recognition of goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse based on the laws that have been enacted or substantially enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

***(i) Tax consolidation***
The Company and its wholly owned Australian resident subsidiaries are part of a tax-consolidated group. As a consequence, all members of the tax-consolidated group are taxed as a single entity. The head entity within the tax-consolidated group is Impact Capital Limited.

Current tax expense, deferred tax assets and deferred tax liabilities arising from the temporary differences of the members of the tax-consolidated group are recognised in the seperate financial statements of the members of the tax-consolidated group using the 'seperate taxpayer within group' approach by reference to the carrying amounts of the assets and liabilities in the seperate financial statements of each entity and the tax values applying under tax consolidation.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries is assumed by the head entity in the tax-consolidated group and are recognised by the company as amounts payable (receivable) to / (from) other entities in the tax-consolidated group in conjunction with any tax funding arrangement amounts (refer below). Any difference between these amounts is recognised by the Company as an equity contribution or distribution.

The Company recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised. Any subsequent period adjustments to deferred tax assets arising from unused tax losses as a result of revised assessments of the probability of recoverability is recognised by the head entity only.

For personal use only

## 1 Significant accounting policies (continued)

### (p) Income tax (continued)

***(ii) Nature of tax funding arrangements and tax sharing arrangements***

The head entity, in conjunction with other members of the tax-consolidated group, has entered into a tax funding arrangement which sets out the funding obligations of members of the tax-consolidated group in respect of tax amounts. The tax funding arrangements require payments to / from the head entity equal to the current tax liability (asset) assumed by the head entity and any tax loss deferred tax asset assumed by the head entity, resulting in the head entity recognising an inter-entity receivable / (payable) equal in amount to the tax liability (asset) assumed. The inter-entity receivables / (payables) are at call.

Contributions to fund the current tax liabilities are payable as per the tax funding arrangement and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant tax authorities.

The head entity in conjunction with other members of the tax-consolidated group has also entered into a tax-sharing agreement. The tax-sharing agreement provides for the determination of the allocation of the income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

### (q) Goods and services tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the balance sheet.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

### (r) Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effect of all dilutive potential ordinary shares which comprises convertible notes and share options granted to employees.

### (s) Segment reporting

A segment is a distinguishable component of the group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. The Group's primary format for segment reporting is based on geographic segments.

Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The allocations recognise that whilst costs may have been incurred by the Group, they may relate to the operating activities of another geographical segment. Unallocated items comprise corporate assets and expenses.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

For personal use only

## 1 Significant accounting policies (continued)

### (t) New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2008 reporting periods. The Group's and the Company's assessment of the impact of these new standards and interpretations is set out below.

***(i) AASB 8 Operating Segments***
AASB 8 will be applicable for reporting periods beginning on or after 1 January 2009. AASB 8 will result in a significant change in the approach to segment reporting, as it requires adoption of a 'management approach' to reporting on financial performance. The information being reported will be based on what the key decision makers use internally for evaluating segment performance and deciding how to allocate resources to operating segments. Application of AASB 8 may result in different segments, segment results and different types of information being reported in Note 4 of the financial report.

***(ii) Revised AASB 101 Presentation of Financial Statements***
The revised AASB 101 will be applicable for annual reporting periods beginning on or after 1 January 2009 and introduces as a financial statement the "statement of comprehensive income". The revised standard does not change the recognition, measurement or disclosure of transactions and events that are required by other AASBs. The Group has not yet determined the potential effect of the revised standard on the Group's disclosures.

***(iii) Revised AASB 3 Business Combinations***

The revised AASB 3 will be applicable for reporting periods beginning on or after 1 July 2009 and changes the application of acquisition accounting for business combinations and the accounting for minority interests. This revised standard is not expected to have any impact on the financial report.

***(iv) Revised AASB 127 Consolidated and Separate Financial Statements***

The revised AASB 127 will be applicable for reporting periods beginning on or after 1 July 2009 and changes accounting for investments in subsidiaries. The Group has not yet determined the potential effect of the revised standard on the Group's financial report.

***(v) AASB 2008-1 Amendments to Australian Accounting Standard - Share-based Payment: Vesting Conditions and Cancellations***

This amendment will be applicable for reporting periods beginning on or after 1 January 2009 and changes the measurement of share-based payments that contain non-vesting conditions. This revised standard is not expected to have any impact on the financial report.

For personal use only

## 2 Financial risk management

The Group's activities expose it to a variety of financial risks: market risk (foreign exchange risk, equities price risk and interest rate risk), credit risk and liquidity risk.

The Board of Directors have overall responsibility for the establishment and oversight of the risk management framework. The Board has established the risk management committee, which is responsible for developing a robust structure for the determination of risk appetite and the monitoring, reporting and escalation of risks, including both operational and financial risks. The committee reports regularly to the Board of Directors on its activities.

The committee is also responsible for risk management policies which are established to set appropriate risk limits and controls, and to monitor risks and adherence to limits. The key objective of these policies is to mitigate these risks, reduce volatility on financial performance, to ensure sufficient liquidity is maintained at all times to meet the Group's obligations and execute the Group's operational strategy whilst optimising investment return for shareholders.

Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group's activities.

There have been no significant changes in the types of financial risks the Group is exposed to since the prior year.

### (a) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group's financial position through fluctuations in the fair value or future cashflows of financial instruments.

*(i) Foreign exchange risk*
The Group's foreign exchange risk arises from the translation of its capital invested in overseas operations into AUD at balance date (translation risk) or from foreign currency exchange rate movements on specific cash flow transactions (transaction risk).

The Group's foreign exchange risk is currently limited to exposure to New Zealand dollars which occurs as a result of its investment in operations domiciled in that country. The Group does not hedge the capital invested in overseas operations, thereby accepting the foreign currency translation risk on invested capital.

The Company and Group's operations do not generally expose the entity to significant foreign exchange transaction risk as contracts are denominated in Australian dollars wherever possible. Consequently, the Group does not enter into derivatives to manage foreign currency exposure.

The table below summarises the impact of a 10% movement in currency rates against the Australian dollar, with all other variables held constant, on the Group's post tax profit for the year and on equity and has been calculated on net foreign investment balances at the reporting date. A sensitivity of 10% has been selected as this is considered reasonable given the current level of volatility in the relevant exchange rates observed both on a historical basis and expectations of future movements. It is assumed that the relevant change occurs as at the reporting date.

| | **Impact on post-tax profit** | | **Impact on equity** | |
|---|---|---|---|---|
| | **2008 $** | 2007 $ | **2008 $** | 2007 $ |
| **Consolidated** | | | | |
| + 10% against $AUD | - | - | **192,000** | 35,500 |
| - 10% against $AUD | - | - | **(157,000)** | (29,000) |

There is no impact on the Company's post tax profit and equity as the Company is not subject to any foreign exchange risk.

For personal use only

## 2 Financial risk management (continued)

*(ii) Equity securities price risk*

Equity price risk arises from the risk that the fair value of equity investments will decrease as a result of changes in the value of individual stocks. The Group held all of its equity investments as available for sale or other financial assets at fair value. Such assets were sold during the current financial year.

The table below summarises the impact of a 20% movement in equity prices with all other variables held constant on the Group's and the Company's post tax profit for the year and on equity, and has been calculated on equity investments held at the reporting date. A sensitivity of 20% has been selected based on the volatility of the relevant security exchanges observed both on a historical basis and with regard to market expectations for future movements.

| | **Impact on post-tax profit** | | **Impact on equity** | |
|---|---|---|---|---|
| | **2008** **$** | 2007 $ | **2008** **$** | 2007 $ |
| **Consolidated** | | | | |
| + 20% | - | - | - | 386,700 |
| - 20% | - | (386,700) | - | - |
| **Company** | | | | |
| + 20% | - | - | - | 386,700 |
| - 20% | - | (386,700) | - | - |

*(iii) Interest rate risk*

Interest rate risk is the risk to earnings from the margin between different yield curves arising from movements in the absolute levels of interest rates and the volatility of interest rates. Cashflow interest rate risk arises from financial instruments with a floating interest rate whereas fair value interest rate risk arises from fixed interest rate financial instruments.

Loans and advances are issued by the Group and Company at fixed interest rates and so do not expose the entity to cash flow interest rate risk. In addition, these loans and advances are at amortised cost and therefore do not expose the entity to fair value interest rate risk.

The Group's and Company's interest rate risk therefore arises predominantly from the interest bearing financial liabilities which are issued at a variable rate and cash and cash equivalents which are held at a variable rate. The Group does not currently utilise derivative instruments to manage this risk, however this risk is minimised by the Group adjusting the fixed interest rate charged on new loans and advances to maintain net interest margin. Refer to Note 18.

The table below summarises the impact of a movement of 100 basis points in variable interest rates, with all other variables held constant on the Group's and the Company's post tax profit for the year and on equity, calculated on the net interest bearing financial instruments held at the reporting date. A sensitivity of 100 basis points has been selected based on the current level of both short term and long term Australian dollar interest rates.

| | **Impact on post-tax profit** | | **Impact on equity** | |
|---|---|---|---|---|
| | **2008** **$** | 2007 $ | **2008** **$** | 2007 $ |
| **Consolidated** | | | | |
| + 1% (100 basis points) | **(305,500)** | (158,700) | - | - |
| - 1% (100 basis points) | **305,500** | (158,700) | - | - |
| **Company** | | | | |
| + 1% (100 basis points) | **(305,500)** | (158,900) | - | - |
| - 1% (100 basis points) | **305,000** | 158,900 | - | - |

For personal use only

## 2 Financial risk management (continued)

### (b) Credit risk

Credit risk is the risk of financial loss if a debtor or other counterparty to a financial instrument fails to meet its contractual obligations.

The Group and Company's credit risk arises predominately from loans and advances. This credit risk is minimised by the Group's lending model, which unlike the majority of consumer lending is not reliant on the financial position of the borrower for repayment and largely remains unaffected by consumer sentiment or market conditions. In the case of the Group and the Company, the loans are advanced against the anticipation of a future event with the loan risks and credit assessment fundamentally related to the outcome of that specified event and with repayment sourced from the resultant agreed or judicially determined settlement outcome and proceeds. In addition, a secondary source of repayment is available as Impact Capital Limited has recourse against the borrower for any shortfall of repayment, except in the case of personal injury claims.

As a further mitigant to credit risk the amount advanced is limited to a maximum of 30% of the lower range of expected settlement outcome, which is calculated through a known formula and methodology utilised within the judicial system.

The Group and the Company does not have any significant credit risk exposure to a single borrower or legal practice.

The maximum exposure to credit risk is the carrying amount of financial assets, net of any provisions.

### (c) Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due because of the lack of liquid assets or access to adequate capital and debt facilities on acceptable terms. The Group's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient funds available on a timely basis to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group's reputation, where such funds include liquid assets, undrawn committed funded facilities, borrowing capacity and a defined surplus of cash. To manage this risk, management continuously monitors forecast and actual cash flows.

*Financing arrangements*
A single financier provided all of the Groups borrowing facilities as at 30 June 2008 and 30 June 2007.

The Group and the Company had access to the following undrawn borrowing facilities at the reporting date:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| | **$** | $ | **$** | $ |
| **Floating rate** | | | | |
| - Expiring beyond one year (Commercial advance facility) | **5,356,419** | - | **5,356,419** | - |
| - Expiring beyond one year (Bank bill facility) | **-** | 15,000,000 | **-** | 15,000,000 |
| | **5,356,419** | 15,000,000 | **5,356,419** | 15,000,000 |

The commercial advance facility may be drawn at any time up until 4th September 2010 and is subject to an annual review.

In addition to the undrawn borrowing facilities, the Group maintains cash deposits as detailed in Note 9.

Subsequent to the reporting date the Group was granted an increase of $5 million to its commercial advance facility with no change to its expiry date.

For personal use only

## 2 Financial risk management (continued)

### (c) Liquidity risk (continued)

*Maturities of financial liabilities*
Refinancing risk, a subset of liquidity risk, is the risk that the maturity profile of the Group and Company's financial liabilities makes it difficult to refinance or rollover maturing debt, in that it creates an excessive exposure to potentially unfavourable market conditions at any given time.

The tables below analyse the Group's and the Company's financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

The liquidity risk inherent in these cash flows is mitigated by the maturity profile of the Group's financial assets (principally loans and advances) which are of a short-term nature and hence the funds required to meet the Group's financial obligations are expected to be received well in advance of the contractual maturity dates of the financial liabilities. In further managing liquidity risk, the refinancing of the Group's debt facilities is undertaken well in advance of the maturity date of that financial liability.

| **Group - At 30 June 2008** | **Less than 6 months** | **6 - 12 months** | **Between 1 and 2 years** | **Between 2 and 3 years** | **No term** | **Total contractual cash flows** | **Carrying Amount (assets)/ liabilities** |
|---|---|---|---|---|---|---|---|
| | **$** | **$** | **$** | **$** | **$** | **$** | **$** |
| Trade and other payables | 673,571 | - | - | - | - | 673,571 | 673,571 |
| Commercial advance facility | 3,013,243 | 2,292,126 | 4,620,573 | 45,849,445 | - | 55,775,387 | 45,455,757 |
| **Total** | 3,686,814 | 2,292,126 | 4,620,573 | 45,849,445 | - | 56,448,958 | 46,129,328 |

| Group - At 30 June 2007 | Less than 6 months | 6 - 12 months | Between 1 and 2 years | Between 2 and 3 years | No Term | Total contractual cash flows | Carrying Amount (assets)/ liabilities |
|---|---|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ | $ | $ |
| Trade and other payables | 256,488 | - | - | - | - | 256,488 | 256,488 |
| Bank bill facility | 846,712 | 1,024,658 | 26,018,265 | - | - | 27,889,635 | 24,953,602 |
| **Total** | 1,103,200 | 1,024,658 | 26,018,265 | - | - | 28,146,123 | 25,210,090 |

| **Company - At 30 June 2008** | **Less than 6 months** | **6 - 12 months** | **Between 1 and 2 years** | **Between 2 and 3 years** | **No term** | **Total contractual cash flows** | **Carrying Amount (assets)/ liabilities** |
|---|---|---|---|---|---|---|---|
| | **$** | **$** | **$** | **$** | **$** | **$** | **$** |
| Trade and other payables | 659,829 | - | - | - | - | 659,829 | 659,829 |
| Loans from controlled entities | - | - | - | - | 5,149,388 | 5,149,388 | 5,149,388 |
| Commercial advance facility | 3,013,243 | 2,292,126 | 4,620,573 | 45,849,445 | - | 55,775,387 | 45,455,757 |
| **Total** | 3,673,072 | 2,292,126 | 4,620,573 | 45,849,445 | 5,149,388 | 61,584,604 | 51,264,974 |

| Company - At 30 June 2007 | Less than 6 months | 6 - 12 months | Between 1 and 2 years | Between 2 and 3 years | No term | Total contractual cash flows | Carrying Amount (assets)/ liabilities |
|---|---|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ | $ | $ |
| Trade and other payables | 248,003 | - | - | - | - | 248,003 | 248,003 |
| Loans from controlled entities | - | - | - | - | 5,292,761 | 5,292,761 | 5,292,761 |
| Bank bill facility | 846,712 | 1,024,658 | 26,018,265 | - | - | 27,889,635 | 24,953,602 |
| **Total** | 1,094,715 | 1,024,658 | 26,018,265 | - | 5,292,761 | 33,430,399 | 30,494,366 |

For personal use only

## 3 Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

Management discussed with the Audit Committee the development, selection and disclosure of the Group's critical accounting policies and estimates and the application of these policies and estimates. The estimates and judgements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

*(a) Impairment of goodwill and intangibles with indefinite useful lives*
The Group assesses whether goodwill and intangibles with indefinite useful lives are impaired at least annually in accordance with the accounting policy in Note 1. These calculations involve an estimation of the recoverable amount of the cash-generating units to which the goodwill and intangibles with indefinite useful lives are allocated. Refer to Note 15 for details of these assumptions and the potential impact of changes to the assumptions.

*(b) Impairment of loans and advances*
The Group continually assesses whether loans and advances are impaired in accordance with the accounting policy in Note 1. These calculations involve an estimate of the recoverable amount of either the individual loan or advance and portfolios of loans and advances with similar risk profiles.

*(c) Valuation of options in Impact Holding (UK) Plc*
In 2007 the fair value of options over ordinary shares in Impact Holdings (UK) Plc has been measured based on the Binominal option pricing model. This model requires certain inputs including the expected volatility of the price of the underlying security to be calculated with reference to historical volatility, which given the limited history of the company as a listed entity, has been estimated with reference to the trading history of available comparable securities.

*(d) Valuation of share-based payments*

The fair value of options granted under the Impact Capital Limited Executive Option Scheme have been measured using the Black-Scholes and Binomial option pricing models. These models require the estimation of certain inputs including the expected price volatility of the underlying share and the expected dividend yield.

## 4 Segment reporting

Segment information is presented only in respect of the Group's geographical segments as it operates wholly within the business segment of pre-settlement lending. This format is based on the group's management and internal reporting structure.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

### (a) Geographical segments

| **2008** | Australasia $ | United Kingdom * $ | Consolidated $ |
|---|---|---|---|
| External interest income | 11,369,572 | - | 11,369,572 |
| External interest expense | (3,391,130) | - | (3,391,130) |
| Fee income | 982,461 | - | 982,461 |
| Net interest and fee income | 8,960,903 | - | 8,960,903 |
| Segment result | 4,157,273 | (9,444) | 4,147,829 |
| Unallocated revenue less unallocated expenses | | | (1,005,215) |
| Profit before income tax | | | 3,142,614 |
| Income tax expense | | | (1,215,473) |
| Net profit for the year | | | 1,927,141 |
| Segment assets | 68,775,642 | - | 68,775,642 |
| Unallocated assets | | | - |
| Total assets | | | 68,775,642 |
| Segment liabilities | 47,801,474 | - | 47,801,474 |
| Unallocated liabilities | | | - |
| Total liabilities | | | 47,801,474 |
| Acquisitions of property, plant and equipment, intangibles and other segment assets | 387,630 | - | 387,630 |
| Depreciation and amortisation expense | 121,522 | - | 121,522 |
| Impairment losses | 300,249 | - | 300,249 |
| **Cash flow information** | | | |
| Net cash flows from operating activities | 246,882 | - | 246,882 |
| Net cash flows from investing activities | (21,155,604) | 237,864 | (20,917,740) |
| Net cash flows from financing activities | 19,715,181 | - | 19,715,181 |

For personal use only

## 4 Segment reporting (continued)

| **2007** | Australasia $ | United Kingdom * $ | Consolidated $ |
|---|---|---|---|
| External interest income | 6,961,125 | - | 6,961,125 |
| External interest expense | (1,426,512) | - | (1,426,512) |
| Fee income | 427,079 | - | 427,079 |
| Net interest and fee income | 5,961,692 | - | 5,961,692 |
| Segment result | 2,674,388 | (2,428,681) | 245,707 |
| Unallocated revenue less unallocated expenses | | | 189,045 |
| Profit before income tax | | | 434,752 |
| Income tax expense | | | (730,876) |
| Net profit for the period | | | (296,124) |
| Segment assets | 42,673,128 | 2,075,931 | 44,749,059 |
| Unallocated assets | | | 467,173 |
| Total assets | | | 45,216,232 |
| Segment liabilities | 25,285,510 | - | 25,285,510 |
| Unallocated liabilities | | | 820,217 |
| Total liabilities | | | 26,105,727 |
| Acquisitions of property, plant and equipment, intangibles and other segment assets | 94,235 | - | 94,235 |
| Depreciation and amortisation expense | 74,839 | - | 74,839 |
| Impairment losses | 329,343 | 2,131,865 | 2,461,208 |
| **Cash flow information** | | | |
| Net cash flows from operating activities | (384,101) | - | (384,101) |
| Net cash flows from investing activities | (15,243,611) | - | (15,243,611) |
| Net cash flows from financing activities | 16,342,727 | - | 16,342,727 |

* The operations of the United Kingdom represent only the investments in Impact Holdings (UK) Plc. The result attributable to this segment therefore reflects any impairment of, change in fair value of and dividend income from the continuing ownership of these investments. Any gain/(loss) on disposal or dilution attributable to these investments is not allocated to this segment in accordance with AASB 114 Segment Reporting, but disclosed as unallocated revenue less unallocated expense.

### (b) Business Segments

The Group operates primarily in the pre-settlement lending market.

For personal use only

For personal use only

## 5 Other operating gains / (losses)

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| | **$** | $ | **$** | $ |
| Net gain on dilution of investment in Impact Holdings (UK) Plc | - | 352,307 | - | - |
| Net loss on sale of Impact Holdings (UK) Plc investment held for sale (note 10) | **(233,107)** | - | **(233,107)** | - |
| Net loss on sale of Impact Holdings (UK) Plc shares and options (note 12) | **(574,710)** | - | **(574,710)** | - |
| Administration service income | **-** | - | **80,026** | - |
| | **(807,817)** | 352,307 | **(727,791)** | - |

**Net gain on dilution of investment in Impact Holdings (UK) Plc**

At 30 June 2006 Impact Capital Limited had a 21% interest in Impact Holdings (UK) Plc, a company incorporated in the United Kingdom, listed on the London Stock Exchange Alternative Investment Market (AIM) and which is involved in pre-settlement lending in that country. In the 2007 financial year, Impact Capital Limited did not participate in an additional share issue conducted by Impact Holdings (UK) Plc and consequently held only a 15% interest in the Company as at 30 June 2007.

The reduction in the ownership interest (dilution) resulted in a realised gain in the year ended 30 June 2007 of $352,307 which was calculated with reference to the carrying value of Impact Holdings (UK) Plc's net assets at the date of dilution as follows:

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| | **$** | $ | **$** | $ |
| Carrying value of investment after dilution at fair value (note 12) | - | 3,592,559 | - | - |
| Carrying value of equity accounted investment prior to dilution | - | (3,240,252) | - | - |
| Net gain on dilution of investment | - | 352,307 | - | - |

For personal use only

## 6 Remuneration of auditors

| | Consolidated 2008 $ | Consolidated 2007 $ | The Company 2008 $ | The Company 2007 $ |
|---|---|---|---|---|
| **Audit services** | | | | |
| Auditors of the Company | | | | |
| *KPMG Australia:* | | | | |
| Audit and review of financial reports | **108,887** | 114,758 | **103,938** | 112,974 |
| *Overseas KPMG Firms:* | | | | |
| Audit and review of financial reports | **2,013** | 2,229 | **-** | - |
| Total remuneration for audit services | **110,900** | 116,987 | **103,938** | 112,974 |
| **Other services** | | | | |
| Auditors of the Company | | | | |
| *KPMG Australia:* | | | | |
| Compliance assurance services | **22,000** | - | **22,000** | - |
| Taxation services | **8,635** | 21,846 | **8,635** | 21,846 |
| Corporate advisory services | **197,036** | 124,649 | **197,036** | 124,649 |
| *Overseas KPMG Firms:* | | | | |
| Taxation services | **2,844** | 3,605 | **-** | - |
| Total remuneration for other assurance services | **230,515** | 150,100 | **227,671** | 146,495 |

## 7 Income tax expense

| | Consolidated 2008 $ | Consolidated 2007 $ | The Company 2008 $ | The Company 2007 $ |
|---|---|---|---|---|
| **(a) Income tax expense** | | | | |
| Current tax | **1,335,077** | 820,217 | **1,269,066** | 826,252 |
| Adjustments for current tax of prior periods | **36,180** | (19,140) | **36,159** | (19,448) |
| Deferred tax | **(155,784)** | (70,201) | **(198,099)** | (115,722) |
| | **1,215,473** | 730,876 | **1,107,126** | 691,082 |

For personal use only

## 7 Income tax expense (continued)

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| | **$** | $ | **$** | $ |
| **(b) Numerical reconciliation between income tax expense and pre-tax net profit** | | | | |
| Profit / (loss) before tax | **3,142,614** | 434,752 | **2,778,030** | (576,510) |
| Tax at the Australian tax rate of 30% (2007 - 30%) | **942,784** | 130,426 | **833,409** | (172,953) |
| Tax effect of amounts which are not deductible/(assessable) in calculating taxable income: | | | | |
| Non-deductible expenses | **4,982** | 870 | **4,824** | - |
| Non-assessable dilution gain | **-** | (105,692) | **-** | - |
| Non-deductible impairment of investment | **-** | 639,560 | **-** | 800,531 |
| Non-deductible change in fair value | **2,833** | 84,595 | **2,833** | 84,595 |
| Share-based payments | **27,919** | - | **27,919** | - |
| Non-deductible capital losses on sale of IHUK investment | **242,345** | - | **242,345** | - |
| Non-assessable interest income | **(10,150)** | - | **(10,150)** | - |
| | **1,210,713** | 749,759 | **1,101,180** | 712,173 |
| Difference in overseas tax rates | **(898)** | (1,176) | **-** | - |
| Under / (over) provided in prior years | **5,658** | (17,707) | **5,946** | (21,091) |
| Income tax expense | **1,215,473** | 730,876 | **1,107,126** | 691,082 |
| **(c) Tax losses** | | | | |
| Unused tax losses for which no deferred tax asset has been recognised | **2,990,703** | 2,413,850 | **2,990,703** | 2,950,420 |
| Potential tax benefit @ 30% | **897,211** | 724,155 | **897,211** | 885,126 |

All unused tax losses at 30 June 2008 are capital losses resulting from the sale of the available for sale investment and the shares and options held in Impact Holdings (UK) Plc. As neither the Company nor the Group currently have a source of future capital gains of this quantum, no deferred tax asset has been recognised.

## 8 Earnings / (loss) per share

| | Consolidated | |
|---|---|---|
| | **2008** | 2007 |
| | **Cents** | Cents |
| **(a) Basic earnings / (loss) per share** | | |
| Profit / (loss) for the period | **3.0** | (0.5) |
| Profit / (loss) attributable to the ordinary equity holders of the company | **3.0** | (0.5) |
| **(b) Diluted earnings / (loss) per share** | | |
| Profit / (loss) from continuing operations | **3.0** | (0.5) |
| Profit / (loss) attributable to the ordinary equity holders of the company | **3.0** | (0.5) |

## 8 Earnings / (loss) per share (continued)

**(c) Reconciliations of earnings / (loss) used in calculating earnings per share**

| | Consolidated 2008 $ | 2007 $ |
|---|---|---|
| *Basic and diluted earnings / (loss) per share* | | |
| Profit / (loss) for the period | **1,927,141** | (296,124) |

**(d) Weighted average number of shares used as the denominator**

| | Consolidated 2008 Number | 2007 Number |
|---|---|---|
| *Weighted average number of ordinary shares used as the denominator in calculating basic earnings / (loss) per share* | **65,153,118** | 65,153,118 |
| Adjustments for calculation of diluted earnings per share: | | |
| Options *(i)* | **-** | - |
| *Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings / (loss) per share* | **65,153,118** | 65,153,118 |

*(i) Options*
Options granted to executives under the Impact Capital Limited Executive Option Scheme are not included in the calculation of diluted earnings per share due to the exercise price of the options exceeding the average market value of Impact Capital Limited's ordinary shares for the period that the options were outstanding. These options are not dilutive as at 30 June 2008 however, these options could potentially dilute basic earnings per share in the future. Details relating to the options are set out in note 29.

## 9 Cash and cash equivalents

| | Consolidated 2008 $ | Consolidated 2007 $ | The Company 2008 $ | The Company 2007 $ |
|---|---|---|---|---|
| Bank balances | **1,366,009** | 2,318,752 | **1,353,914** | 2,297,511 |

**(a) Fair value**

The carrying amount of cash and cash equivalents equals fair value.

**(b) Risk exposure**

The maximum exposure to credit risk at the reporting date is the carrying amount of cash and cash equivalents.

The Group's and the Company's exposure to interest rate risk is discussed in Note 2.

For personal use only

For personal use only

## 10 Assets classified as held for sale

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| | **$** | $ | **$** | $ |
| Investment in Impact Holdings (UK) Plc - listed shares at fair value | - | 474,774 | - | 474,774 |

At 30 June 2007 these shares were subject to a contract of sale and hence were presented as held for sale and measured at fair value in accordance with the terms of that contract. Subsequently, one of the external market conditions of the sale contract was not met and the contract was renegotiated with a reduction in the sale price, which resulted in a loss of $233,107 (Note 5).

## 11 Net loans and advances

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| | **$** | $ | **$** | $ |
| **Net loans and advances** | | | | |
| Pre-settlement | **44,409,444** | 27,601,753 | **42,209,086** | 26,749,988 |
| Outlay Funding | **9,485,154** | 6,934,017 | **9,485,154** | 6,934,017 |
| Other | **77,698** | 325,896 | **77,698** | 325,896 |
| Capitalised interest | **10,546,028** | 4,706,883 | **9,969,612** | 4,393,365 |
| Provision for impairment | **(433,824)** | (609,793) | **(400,199)** | (481,021) |
| **Total other assets** | **64,084,500** | 38,958,756 | **61,341,351** | 37,922,245 |

These financial assets are classified as loans and receivables and are measured at amortised cost using the effective interest method.

Apart from loans and advances specifically identified as impaired assets, Impact Capital Limited believes that no general impairment allowance is necessary in respect of the balance of loans and advances. This is based upon historic default rates, the loan profiles, repayment sources and the continual review process undertaken on all outstanding loans.

### (a) Past due but not impaired

Loans and advances do not have a specified repayment date as the loans and advances are repayable upon settlement of the client's underlying specified event. A small number of loans and advances are past due.

Upon settlement, a loan or advance technically becomes due within 14 days. However this time frame is derived from a literal reading of the loan documentation utilised by the Group. This loan documentation has been drafted to optimise the legal position of the Group and Company.

As at 30 June 2008, loans and advances of $2,653,954 (2007: $251,747) were past due but not impaired. These relate to loans and advances for which the underlying specified event has settled but in respect of which repayment is subject to either liquidation of real property now held by the borrower, transfer of legal title of assets to the borrower pursuant to a Court Order or as agreed between the parties, or receipt of claim proceeds from the insurance company or statutory body.

These loans and advances are not considered impaired as the value of the underlying property or the settled claim significantly exceeds the amount due to the Group and the Company and both the borrower and relevant legal counsel have acknowledged that the debt, in its entirety, is due and payable.

For personal use only

## 11 Net loans and advances (continued)

The ageing analysis of these loans and advances is as follows:

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| | **$** | $ | **$** | $ |
| Past due 0-45 days | **873,386** | 209,001 | **873,386** | 209,001 |
| Past due 46-90 days | **511,210** | 42,746 | **511,210** | 42,746 |
| Past due 91-150 days | **69,341** | - | **69,341** | - |
| More than 150 days | **1,200,017** | - | **1,200,017** | - |
| | **2,653,954** | 251,747 | **2,653,954** | 251,747 |

### (b) Impaired loans and advances

All loans and advances whether or not due for repayment are subject to continuous management review and an impairment loss is recognised when there is objective evidence that a particular loan or advance is impaired. An impairment loss is recognised as soon as there is reasonable doubt over the collectability of principal or interest and fees in accordance with the loan agreement.

As at 30 June 2008 loans and advances of $689,461 (2007: $1,226,975) for the Group and $643,453 (2007: $1,015,194) for the Company were considered to be impaired either in full or in part. The amount of the provision raised in relation to these impaired assets was $433,824 (2007: $609,793) for the Group and $400,199 (2007: $481,021) for the Company.

The ageing of these loans and advances is as follows:

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| | **$** | $ | **$** | $ |
| Not past due | **326,503** | 787,244 | **315,907** | 624,044 |
| Past due 0-45 days | **-** | 8,389 | **-** | 8,389 |
| Past due 46-90 days | **-** | - | **-** | - |
| Past due 91-150 days | **45,008** | - | **45,008** | - |
| More than 150 days | **317,950** | 431,342 | **282,538** | 382,761 |
| | **689,461** | 1,226,975 | **643,453** | 1,015,194 |
| Interest forgone on impaired assets | **37,200** | 56,162 | **26,896** | 33,812 |
| Interest taken to profit on impaired assets | **117,928** | 114,744 | **116,587** | 93,337 |

### (c) Provision for impairment

The movement in the provision for impairment in respect of loans and advances during the year is as follows:

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| | **$** | $ | **$** | $ |
| Opening balance | **609,793** | 397,000 | **481,021** | 295,262 |
| Charge to operating profit | **300,249** | 329,343 | **350,519** | 254,594 |
| Write-offs | **(542,683)** | (116,550) | **(431,341)** | (68,835) |
| Provision relating to acquired net loan portfolio | **66,465** | - | **-** | - |
| Closing balance | **433,824** | 609,793 | **400,199** | 481,021 |

### (d) Fair value

The fair value of net loans and advances as at 30 June 2008 was $64,575,952. The fair value calculation is based on cash flows discounted using an average current lending rate. The carrying amount of net loans and advances at 30 June 2007 approximated their fair value.

For personal use only

## 11 Net loans and advances (continued)

### (e) Risk exposure

Information about the Group's and the Company's exposure to credit risk and interest rate risk is provided in note 2.

### (f) Security

The Group and the Company has the following collateral over loans and advances, including past due and impaired loans:

- Caveats placed on property, with a right to take mortgage granted by the borrower on the majority of family law funding, inheritance funding and property marketing finance products.
- Guarantees from law firms and each of its constituent partners in a personal capacity that indemnifies Impact Capital Limited for full repayment of principal and capitalised interest, on outlay funding loans.
- Personal injury advances are made on an unsecured non-recourse basis. However the repayment of these loans is effected via an Irrevocable Instruction from the borrower to his/her lawyer's trust account. No funds are advanced unless the Irrevocable Instruction is acknowledged by the borrower's lawyer.

## 12 Other financial assets

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| | **$** | $ | **$** | $ |
| Investments in controlled entities - at cost (note 25) | - | - | **4,883,321** | 4,883,321 |
| Investment in Impact Holdings (UK) Plc - options at fair value | - | 140,463 | - | 140,463 |
| Investment in Impact Holdings (UK) Plc - listed shares at fair value | - | 1,460,694 | - | 1,460,694 |
| | - | 1,601,157 | **4,883,321** | 6,484,478 |

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| | **$** | $ | **$** | $ |
| **Movement in investments** | | | | |
| At beginning of period | **1,601,157** | 422,447 | **6,484,478** | 12,679,897 |
| Disposals | **(1,591,713)** | - | **(1,591,713)** | - |
| Capital reduction | - | - | - | (3,245,000) |
| Reclassification from investments accounted for using the equity method | - | 3,592,559 | - | - |
| Impairment of listed shares at fair value | - | (2,131,865) | - | (2,668,435) |
| Change in fair value of options | **(9,444)** | (281,984) | **(9,444)** | (281,984) |
| At end of period | - | 1,601,157 | **4,883,321** | 6,484,478 |

The shares in Impact Holdings (UK) Plc are designated as available for sale financial assets whilst the options in Impact Holdings (UK) Plc are designated as financial assets at fair value through profit or loss.

### (a) Disposal of investment in Impact Holdings (UK) Plc

On 18 March 2008 the shares and options in Impact Holdings (UK) Plc were sold for $1,256,000 by way of an unconditional contract, with settlement deferred until 31 December 2009. The sale consideration was recognised at its present value of $1,019,156, resulting in a loss on sale of $574,710 after transaction costs. Refer Notes 5 and 13.

### (b) Risk exposure

The maximum exposure to market risk at the reporting date is the fair value of the investments.

For an analysis of the sensitivity of other financial assets to currency and price risk refer to note 2.

For personal use only

## 13 Trade and other receivables

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| | **$** | $ | **$** | $ |
| Other receivables | **1,055,490** | 2,914 | **1,055,490** | 2,914 |
| Controlled entities | **-** | - | **1,728,780** | 319,903 |
| | **1,055,490** | 2,914 | **2,784,270** | 322,817 |

Included within other receivables is an amount of $1,052,990, representing the present value of deferred consideration for the sale of the shares and options of Impact Holdings (UK) Plc. Settlement of this receivable is due on 31 December 2009. The Group holds a registered fixed and floating charge over the assets and undertakings of the purchaser.

These financial assets are classified as loans and receivables and are measured at amortised cost.

Further information relating to loans to controlled entities is set out in note 24.

### (a) Past due and impaired

Trade and other receivables are not impaired or past due. It is expected that these balances will be received when due.

### (b) Fair value

Due to their nature, the carrying amount of these receivables approximates their fair value.

### (c) Risk exposure

The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivable mentioned above. The fair value of securities held over the deferred settlement receivable is $3,060,000.

## 14 Deferred tax assets

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| | **$** | $ | **$** | $ |
| **The balance comprises temporary differences attributable to:** | | | | |
| *Amounts recognised in profit or loss* | | | | |
| Net loans and advances | **352,174** | 182,938 | **341,967** | 144,306 |
| Accrued expenses | **60,446** | 31,331 | **57,645** | 29,086 |
| Employee benefits | **39,030** | 15,040 | **39,030** | 15,040 |
| Amortisable expenditure | **36,463** | 54,376 | **32,945** | 47,339 |
| Intangible assets | **12,420** | - | **12,420** | - |
| Other items | **2,469** | 12,701 | **2,577** | 12,579 |
| Tax losses | **-** | 10,697 | **-** | - |
| | **503,002** | 307,083 | **486,584** | 248,350 |
| *Amounts recognised directly in equity* | | | | |
| Share issue expenses | **119,955** | 179,934 | **119,955** | 179,934 |
| | **622,957** | 487,017 | **606,539** | 428,284 |
| Set-off of deferred tax liabilities (note 22) | **-** | (19,844) | **-** | (19,844) |
| Net deferred tax assets | **622,957** | 467,173 | **606,539** | 408,440 |

For personal use only

## 15 Intangible assets

| Consolidated | Goodwill $ | Computer software $ | Total $ |
|---|---|---|---|
| **At 1 July 2006** | | | |
| Cost | 954,370 | 62,009 | 1,016,379 |
| Accumulated amortisation and impairment | - | (14,473) | (14,473) |
| Net book amount | 954,370 | 47,536 | 1,001,906 |
| **Year ended 30 June 2007** | | | |
| Opening net book amount | 954,370 | 47,536 | 1,001,906 |
| Additions | - | 51,131 | 51,131 |
| Amortisation charge * | - | (58,642) | (58,642) |
| Closing net book amount | 954,370 | 40,025 | 994,395 |
| **At 30 June 2007** | | | |
| Cost | 954,370 | 113,141 | 1,067,511 |
| Accumulated amortisation and impairment | - | (73,116) | (73,116) |
| Net book amount | 954,370 | 40,025 | 994,395 |
| **Year ended 30 June 2008** | | | |
| Opening net book amount | 954,370 | 40,025 | 994,395 |
| Exchange differences | - | (91) | (91) |
| Additions | - | 225,550 | 225,550 |
| Amortisation charge* | - | (73,361) | (73,361) |
| Closing net book amount | 954,370 | 192,123 | 1,146,493 |
| **At 30 June 2008** | | | |
| Cost | 954,370 | 281,892 | 1,236,262 |
| Accumulated amortisation and impairment | - | (89,769) | (89,769) |
| Net book amount | 954,370 | 192,123 | 1,146,493 |

| The Company | Computer software $ |
|---|---|
| **At 1 July 2006** | |
| Cost | 52,011 |
| Accumulated amortisation and impairment | (3,053) |
| Net book amount | 48,958 |
| **Year ended 30 June 2007** | |
| Opening net book amount | 48,958 |
| Additions | 50,052 |
| Amortisation charge * | (58,499) |
| Closing net book amount | 40,511 |
| **At 30 June 2007** | |
| Cost | 102,064 |
| Accumulated amortisation and impairment | (61,553) |
| Net book amount | 40,511 |

For personal use only

## 15 Intangible assets (continued)

| The Company (continued) | Computer software $ |
|---|---|
| **Year ended 30 June 2008** | |
| Opening net book amount | 40,511 |
| Additions | 225,550 |
| Amortisation charge* | (73,006) |
| Closing net book amount | 193,055 |
| **At 30 June 2008** | |
| Cost | 270,950 |
| Accumulated amortisation and impairment | (77,895) |
| Net book amount | 193,055 |

* The amortisation charge is recognised in depreciation and amortisation expense in the income statement.

**Impairment tests for cash generating units containing goodwill**

The following units have significant carrying amounts of goodwill:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2008 $ | 2007 $ | 2008 | 2007 |
| Australasia | 954,370 | 954,370 | - | - |

The recoverable amount of the Australasian cash-generating unit is based on value-in-use calculations. Those calculations use cash flow projections based on actual operating results and the budget for 2009, 2010 and 2011. Cash flows for a further two year period are extrapolated using a 10 per cent growth rate. This growth rate is a conservative estimate given the relative immaturity of the consolidated entity in its current form and is consistent with the average growth rate achieved by the finance industry within which the group operates. A pre-tax discount rate of 13.4 per cent (2007: 12.8 per cent) has been used in discounting the projected cash flows.

Management have determined assumptions on income growth, gross interest margin, overhead costs, accessibility to and utilisation levels of debt funding based on current performance and expectations for the future.

The impairment testing highlights a reasonable buffer between the value-in-use and the net book value of the assets of the cash generating unit and therefore management believes that any reasonably possible change in the key assumptions would not cause the carrying amount of the cash generating unit to exceed its recoverable amount.

For personal use only

## 16 Other assets

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| | **$** | $ | **$** | $ |
| Deposits | **6,257** | 55,807 | **6,257** | 55,807 |
| Prepayments | **305,340** | 276,870 | **301,342** | 275,626 |
| | **311,597** | 332,677 | **307,599** | 331,433 |

These financial assets are measured at amortised cost.

**(a) Fair value**

The fair value of other assets is equal to their carrying value.

**(b) Risk exposure**

The maximum exposure to credit risk at the reporting date is the carrying value of other assets.

## 17 Trade and other payables

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| | **$** | $ | **$** | $ |
| Payables and accrued expenses | **673,571** | 256,488 | **659,829** | 248,003 |
| Loans from controlled entities | **-** | - | **5,149,388** | 5,292,761 |
| | **673,571** | 256,488 | **5,809,217** | 5,540,764 |

These financial liabilities are measured at amortised cost.

**(a) Fair value**

The fair value of trade and other payables is equal to their carrying value.

**(b) Risk exposure**

Information about the Group's and the Company's exposure to liquidity risk is provided in note 2.

## 18 Interest-bearing loans and borrowings

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| | **$** | $ | **$** | $ |
| **Secured** | | | | |
| Commercial advance facility | **45,000,000** | - | **45,000,000** | - |
| Transaction costs - Commercial advance facility | **(229,736)** | - | **(229,736)** | - |
| Accrued interest - Commercial advance facility | **685,493** | - | **685,493** | - |
| Bank bill facility | **-** | 25,000,000 | **-** | 25,000,000 |
| Transaction costs - Bank bill facility | **-** | (46,398) | **-** | (46,398) |
| Total interest bearing liabilities | **45,455,757** | 24,953,602 | **45,455,757** | 24,953,602 |

These financial liabilities are measured at amortised cost.

The following information is provided in respect of the contractual terms of the Company's and Group's interest bearing loans and borrowings.

For personal use only

## 18 Interest-bearing loans and borrowings (continued)

### (a) Financing arrangements

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | **2007** | 2007 | **2008** | 2007 |
| | **$** | $ | **$** | $ |
| Total facilities | | | | |
| Bank overdraft and guarantee facility | **500,000** | 37,132 | **500,000** | 37,132 |
| Bank bill facility | **-** | 40,000,000 | **-** | 40,000,000 |
| Commercial advance facility | **50,000,000** | - | **50,000,000** | - |
| | **50,500,000** | 40,037,132 | **50,500,000** | 40,037,132 |
| Used at balance date | | | | |
| Bank overdraft and guarantee facility | **143,581** | 37,132 | **143,581** | 37,132 |
| Bank bill facility | **-** | 25,000,000 | **-** | 25,000,000 |
| Commercial advance facility | **45,000,000** | - | **45,000,000** | - |
| | **45,143,581** | 25,037,132 | **45,143,581** | 25,037,132 |
| Unused at balance date | | | | |
| Bank overdraft and guarantee facility | **356,419** | - | **356,419** | - |
| Bank bill facility | **-** | 15,000,000 | **-** | 15,000,000 |
| Commercial advance facility | **5,000,000** | - | **5,000,000** | - |
| | **5,356,419** | 15,000,000 | **5,356,419** | 15,000,000 |
| Total facilities | **50,500,000** | 40,037,132 | **50,500,000** | 40,037,132 |
| Used at balance date | **45,143,581** | 25,037,132 | **45,143,581** | 25,037,132 |
| Unused at balance date | **5,356,419** | 15,000,000 | **5,356,419** | 15,000,000 |

On 31 August 2007 the Company entered into a bank overdraft, guarantee and commercial advance debt facility with a new financier, the purpose of which was to refinance the existing bank bill facility and to fund future growth. On this date the Bank Bill facility with the Group's previous financier was fully repaid.

This current facility is available for a three year term, expiring 4th September 2010, is subject to annual review and is secured by a fixed and floating charge over all of the assets of the Company and its wholly owned subsidiaries.

Interest rates are variable based on the BBSW (Australian Bank Bill Swap Rate) plus a margin and are fixed at the date of each advance.

### (b) Facility agreements

During the current and prior years there were no defaults or breaches on any agreements with financiers.

### (c) Fair value

The fair value of interest bearing loans and borrowings approximates their carrying value.

### (d) Risk exposure

Information about the Group's and Company's exposure to interest rate and liquidity risk is provided in note 2.

For personal use only

## 19 Income tax payable

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| | **$** | $ | **$** | $ |
| Income tax | **1,333,116** | 820,217 | **1,333,034** | 820,217 |

The current tax liability for the Group represents the amount of income taxes payable in respect of current financial periods. In accordance with the tax consolidation legislation, the Company, as the head entity of the Australian tax consolidated group, has assumed the current tax liability initially recognised by the members in the tax consolidated group.

**Franking credits**

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| | **$** | $ | **$** | $ |
| Franking credits available for subsequent financial years based on a tax rate of 30% (2007 - 30%) | **2,562,341** | 1,189,524 | **2,562,341** | 1,189,524 |

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for franking credits that will arise from the payment of the amount of the provision for income tax.

The consolidated amounts include franking credits that would be available to the Company if distributable profits of subsidiaries were paid as dividends.

## 20 Employee benefits

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| | **$** | $ | **$** | $ |
| Liability for annual leave | **130,099** | 50,133 | **130,099** | 50,133 |
| Salary and wages accrued | **208,931** | 25,287 | **208,931** | 25,287 |
| | **339,030** | 75,420 | **339,030** | 75,420 |

The Group makes contributions to various defined contribution superannuation funds. The amount recognised as an expense was $181,422 for the financial year ended 30 June 2008 (2007: $75,625).

## 21 Capital and reserves

| | The Company | |
|---|---|---|
| | **2008** | 2007 |
| | **Shares** | Shares |
| **Share capital** | | |
| Ordinary shares on issue at 30 June | **65,153,118** | 65,153,118 |

**(a) Ordinary shares**

Effective 1 July 1998, the Company Law Review Act abolished the concept of par value shares and the concept of authorised capital. Accordingly, the Company does not have authorised capital or par value in respect of its issued shares.

For personal use only

## 21 Capital and reserves (continued)

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company.

**(b) Executive Option Scheme**

Information relating to the Impact Capital Limited Executive Option Scheme, including details of options issued during the financial year and options outstanding at the end of the financial year, is set out in note 29.

**(c) Capital risk management**

The Group's objective when managing capital is to ensure that its creditors and shareholders are sufficiently protected against unexpected losses to a level consistent with the Group's risk appetite.

The capital of the Group consists of equity, comprising issued capital, reserves and retained earnings and total debt facilities as detailed in Note 18.

The directors have set a ratio of between 65% and 75% as the maximum level of debt to equity until such time as the Group is believed to have reached maturity. This maximum is considered sustainable given the relative liquidity of the Group's assets and appropriate given the high level of collateral provided by the underlying security against those assets.

In addition to managing the level of capital adequacy the Group will also attempt to optimise the mix of capital resources by minimising the cost of capital and maximising shareholder returns. In this regard the minimum level of debt to equity is to be a gearing ratio of 55%.

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| | **$** | $ | **$** | $ |
| Total borrowings | **45,455,757** | 24,953,602 | **45,455,757** | 24,953,602 |
| Less: cash and cash equivalents | **(1,366,009)** | (2,318,752) | **(1,353,914)** | (2,297,511) |
| Net debt | **44,089,748** | 22,634,850 | **44,101,843** | 22,656,091 |
| Total equity | **20,974,168** | 19,110,505 | **18,723,993** | 16,960,027 |
| Total capital | **65,063,916** | 41,745,355 | **62,825,836** | 39,616,118 |
| Gearing ratio | **68 %** | 54 % | **70 %** | 57 % |

The Group is not subject to any externally imposed capital requirements.

**(d) Reserves**

***Translation reserve***
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations where their functional currency is different to the presentation currency of the reporting entity.

***Fair value reserve***
The fair value reserve comprises the cumulative net change in the fair value of available-for-sale investments until the investment is derecognised.

***Share based payments reserve***
The share based payments reserve is used to record the value of share based payments provided to executives under the Executive Option Scheme as part of their remuneration. Refer to Note 29 for further details of this plan.

**(e) Dividends**

No dividends have been declared or paid during the financial year (2007: Nil).

For personal use only

## 22 Deferred tax liabilities

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| | **$** | $ | **$** | $ |
| **The balance comprises temporary differences attributable to:** | | | | |
| *Amounts recognised in profit or loss* | | | | |
| Prepayments | - | 19,844 | - | 19,844 |
| | - | 19,844 | - | 19,844 |
| Set-off of deferred tax liabilities (note 14) | - | (19,844) | - | (19,844) |
| Net deferred tax liabilities | - | - | - | - |

## 23 Key management personnel disclosures

### (a) Key management personnel

The following were key management personnel of the Group at any time during the financial year and unless otherwise indicated were key management personnel for the entire year.

***(i) Non-executive directors***
K Rich (Chairperson)
J Laurie
L Litzow

***(ii) Executive directors***
R Templeton (Chief Executive Officer)

***(iii) Executives***
B Gebauers (General Manager - Compliance and Special Projects)
A Hill (Chief Financial Officer and Company Secretary)
B Lyle (General Counsel)

### (b) Key management personnel compensation

The key management personnel compensation included in "employee benefits expense" in the Income Statements are as follows:

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| | **$** | $ | **$** | $ |
| Short-term employee benefits | **1,196,173** | 872,994 | **1,196,173** | 872,994 |
| Post-employment benefits | **96,606** | 39,784 | **96,606** | 39,784 |
| Share-based payments | **93,062** | - | **93,062** | - |
| | **1,385,841** | 912,778 | **1,385,841** | 912,778 |

The Group has taken advantage of the relief provided by *Corporations Regulation* 2M.3.03 and has transferred the detailed remuneration disclosures to the directors' report. The relevant information can be found in the remuneration report.

## 23 Key management personnel disclosures (continued)

**(c) Equity instrument disclosures relating to key management personnel**

*(i) Options provided as remuneration*
Details of options provided as remuneration, together with the terms and conditions of the options can be found in the remuneration report section of the directors' report.

*(ii) Option holdings*
The Impact Capital Limited Executive Option Scheme was established during the financial year ended 30 June 2008.

The movement during the reporting period in the number of options over ordinary shares in Impact Capital Limited held, directly, indirectly or beneficially, by each key management person, is as follows:

| 2008<br>Name | Balance at start of the year | Granted as compen-sation | Balance at end of the year | Vested and exercisable | Unvested |
|---|---|---|---|---|---|
| ***Directors*** | | | | | |
| R Templeton | - | 1,110,000 | 1,110,000 | - | 1,110,000 |
| ***Other key management personnel of the Group*** | | | | | |
| B Gebauers | - | 120,000 | 120,000 | - | 120,000 |
| A Hill | - | 150,000 | 150,000 | - | 150,000 |
| B Lyle | - | 150,000 | 150,000 | - | 150,000 |

*(iii) Share holdings*
The numbers of ordinary shares in the Company held by each director of Impact Capital Limited and other key management personnel, including their personally-related entities, are set out below.

| 2008<br>Name | Balance at the start of the year | Purchases / (Sales) | Other changes | Balance at the end of the year |
|---|---|---|---|---|
| ***Directors*** | | | | |
| K Rich | 100,000 | - | - | 100,000 |
| R Templeton | 1,912,235 | 32,035 | - | 1,944,270 |
| L Litzow | 2,550,000 | (70,000) | - | 2,480,000 |
| J Laurie | 50,000 | 25,000 | - | 75,000 |
| ***Other key management personnel of the Group*** | | | | |
| B Gebauers | 602,000 | - | - | 602,000 |
| A Hill | 91,700 | 70,907 | - | 162,607 |
| B Lyle | 218,109 | 2,859,000 | - | 3,077,109 |

| 2007<br>Name | Balance at the start of the year | Purchases/ (Sales) | Other changes | Balance at the end of the year |
|---|---|---|---|---|
| ***Directors*** | | | | |
| K Rich | 100,000 | - | - | 100,000 |
| R Templeton | 1,802,300 | 109,935 | - | 1,912,235 |
| L Litzow | 2,550,000 | - | - | 2,550,000 |
| J Laurie | 30,250 | 19,750 | - | 50,000 |
| ***Other key management personnel of the Group*** | | | | |
| B Gebauers | 602,000 | - | - | 602,000 |
| A Hill | - | 91,700 | - | 91,700 |
| B Lyle | 187,638 | 30,471 | - | 218,109 |



For personal use only

For personal use only

## 23 Key management personnel disclosures (continued)

No shares were granted to key management personnel as compensation during the financial year or the previous financial year.

No shares were received on the exercise of options during the financial year or the previous financial year.

### (d) Other transactions with key management personnel

There were no other transactions with key management personnel or their related parties during the current reporting period.

A number of key management personnel, or their related entities transacted with the Company or the Group in the previous financial year. The terms and conditions of the transactions were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to non key management personnel related entities on an arm's length basis.

The transactions with key management personnel or their related parties during the previous financial year were as follows:

**2007**

Templeton Smith Lawyers & Consultants, a firm controlled by Mr R Templeton, provided legal services to the Company. Fees were billed based on normal market rates for such services and were due and payable under normal payment terms.

Templeton Smith Lawyers & Consultants, a firm controlled by Mr R Templeton, sub-leased premises to the Company until 10 August 2006. The terms of the sub-lease were based on market rates.

Jalpont Pty Ltd, a company controlled by Mr R Templeton, provided a short-term unsecured loan of $200,000 to the Company. Interest was charged at normal commercial rates. The loan was repaid on 7 July 2006.

The aggregate amounts recognised during the year relating to key management personnel and their related parties were as follows:

| | **2008** **$** | 2007 $ |
|---|---|---|
| **Consolidated and Company** | | |
| **Amounts recognised as expense** | | |
| Legal fees | - | 1,672 |
| Occupancy expense | - | 9,634 |
| Interest expense | - | 461 |
| | - | 11,767 |

There were no amounts receivable from and payable to key management personnel or their related entities at 30 June 2008 (2007: nil).

## 24 Other related party transactions

### (a) Parent entities

The ultimate parent entity within the Group is Impact Capital Limited. Impact Capital Limited has a related party relationship with its subsidiaries and associates.

For personal use only

## 24 Other related party transactions (continued)

**(b) Subsidiaries**

Interest-free loans are made by certain wholly-owned subsidiaries to the Company. These loans are repayable on demand. At 30 June 2008 the amount owing by the Company totalled $5,149,388 (2007: $5,292,761).

An interest-free loan has been made by the Company to Impact Funding (NZ) Limited. This loan is denominated in Australian dollars and is repayable on demand. At 30 June 2008 the amount owing to the Company was $1,728,780 (2007: $319,903).

An Administration service fee has been charged by the Company to Impact Funding (NZ) Limited. This fee represents the reimbursement of the costs of all operational functions provided by the Company to Impact Funding (NZ) Limited.

## 25 Consolidated entities

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1(b):

| **Name of entity** | **Country of incorporation** | **Class of shares** | **Equity holding 2008 %** | **Equity holding 2007 %** |
|---|---|---|---|---|
| Parent entity | | | | |
| Impact Capital Limited | | | | |
| Subsidiaries | | | | |
| ACN 109 006 126 Pty Ltd (formerly Impact Funding Limited) | Australia | Ordinary | **100** | 100 |
| Ask Funding Pty Ltd (formerly Impact Outlay Funding Pty Ltd) | Australia | Ordinary | **100** | 100 |
| Property Marketing Finance Pty Ltd (formerly Debt Exchange Pty Ltd)* | Australia | Ordinary | **100** | 100 |
| Impact Funding Pty Ltd* | Australia | Ordinary | **100** | 100 |
| Property Stream Pty Ltd (formerly Commission Direct Pty Ltd)* | Australia | Ordinary | **100** | 100 |
| Inheritance Funding Pty Ltd* | Australia | Ordinary | **100** | 100 |
| Impact Funding (NZ) Limited | New Zealand | Ordinary | **100** | 100 |

The above ownership interest reflects the legal structure of the consolidated entity.

In the financial statements of the Company, investments in controlled entities are measured at cost and included with other financial assets.

* These subsidiaries are dormant companies.

## 26 Contingencies

The directors of the Company are not aware of any material contingent liabilities that exist in respect of either the Company or any of its controlled entities.

For personal use only

## 27 Commitments

**Operating leases**

The Group leases various offices under non-cancellable operating leases expiring within two to five years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated.

The Group also leases office equipment under non-cancellable operating leases expiring within three to four years. The leases have no escalation clauses or renewal terms.

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| | **$** | $ | **$** | $ |
| Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows: | | | | |
| Within one year | **243,548** | 170,582 | **243,548** | 170,582 |
| Later than one year but not later than five years | **464,573** | 525,622 | **464,573** | 525,622 |
| | **708,121** | 696,204 | **708,121** | 696,204 |

The amounts recognised as an expense in the income statement are as follows:

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| | **$** | $ | **$** | $ |
| Operating lease payments | **227,856** | 175,529 | **222,474** | 175,529 |

## 28 Events occurring after the balance sheet date

On 18 July 2008 the Group obtained a $5 million increase in its financing arrangements taking the total available facility to $55.5 million.

## 29 Share-based payments

**(a) Executive Option Scheme**

The establishment of the Impact Capital Limited Executive Option Scheme was approved by shareholders at the annual general meeting held on 21 November 2007. The Executive Option Scheme is designed to provide long-term incentives for executives, including executive directors, to deliver long-term shareholder returns. Under the plan, executives are granted options which only vest if the executive completes a specified period of service. Once vested the options remain exercisable for a period of between 2 and 4 years. However the options issued in the current year can only be exercised in the event of the Company's share price reaching certain qualifying prices which range from $0.80 to $1.50. When exercised each option is converted into one ordinary share of the Company. Participation in the plan is at the Board's discretion and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.

Options are granted under the plan for no consideration and carry no dividend or voting rights.

The exercise price of options is determined by the directors but is no less than the volume weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the five trading days immediately before the options are granted or such other price as approved by shareholders at a general meeting.

For personal use only

## 29 Share-based payments (continued)

Set out below are summaries of options granted under the plan:

| Grant Date | Expiry date | Exercise price | Balance at start of the year Number | Granted during the year Number | Exercised during the year Number | Forfeited during the year Number | Balance at end of the year Number | Vested and exercisable at end of the year Number |
|---|---|---|---|---|---|---|---|---|
| **Consolidated and the Company - 2008** | | | | | | | | |
| 23 November 2007 | 23 November 2012 | $0.645 | - | 420,000 | - | - | 420,000 | - |
| 23 November 2007 | 23 November 2012 | $0.600 | - | 1,110,000 | - | - | 1,110,000 | - |
| Total | | | - | 1,530,000 | - | - | 1,530,000 | - |
| Weighted average exercise price | | | $- | $0.612 | $- | $- | $0.612 | $- |

No options expired during the period.

*Fair value of options granted*
The assessed fair value at grant date of options granted during the year ended 30 June 2008 was an average of 16 cents per option. The fair value at grant date is determined using Black-Scholes and Binomial option pricing models that take into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2008 included:

(a) options are granted for no consideration and vest based on the completion of a specified period of service.

(b) options are exercisable only in the event of the Company's share price reaching certain qualifying prices during the life of the options with such prices ranging between $0.80 and $1.50. Options are exercisable for a period of between two and four years after vesting.

(c) exercise price: $0.60 or $0.645

(d) grant date: 23 November 2007

(e) expiry date: 23 November 2012

(f) share price at grant date: $0.69

(g) expected price volatility of the company's shares: 32%

(h) expected dividend yield: nil

(i) risk-free interest rate: 6.115%

### (b) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

| | Consolidated 2008 $ | Consolidated 2007 $ | The Company 2008 $ | The Company 2007 $ |
|---|---|---|---|---|
| Options issued under Executive Option Scheme | 93,062 | - | 93,062 | - |
| | 93,062 | - | 93,062 | - |

## 30 Reconciliation of profit (loss) after income tax to net cash flow from operating activities

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| | **$** | $ | **$** | $ |
| Profit / (loss) for the year | **1,927,141** | (296,124) | **1,670,904** | (1,267,592) |
| *Adjustments for:* | **-** | - | **-** | - |
| Depreciation and amortisation | **121,522** | 74,839 | **121,029** | 74,674 |
| Change in fair value of investments | **9,444** | 296,816 | **9,444** | 296,816 |
| Foreign exchange (gain) loss | **-** | 14,476 | **-** | 14,476 |
| Net loss on sale of Impact Holdings (UK) Plc investment held for sale | **233,107** | - | **233,107** | - |
| Net loss on sale of Impact Holdings (UK) Plc shares and options | **574,710** | - | **574,710** | - |
| (Gain) on dilution | **-** | (352,307) | **-** | - |
| Impairment of loans and advances | **300,249** | 329,343 | **350,519** | 254,594 |
| Impairment of investments | **-** | 2,131,865 | **-** | 2,668,435 |
| Interest income | **(11,369,572)** | (6,961,125) | **(10,893,517)** | (6,702,347) |
| Fee income | **(982,461)** | (427,079) | **(947,335)** | (413,292) |
| Interest expense | **3,391,130** | 1,426,512 | **3,391,118** | 1,426,512 |
| Non-cash employee benefits expense - employee share options | **93,062** | - | **93,062** | - |
| Other income accrued | **-** | - | **(80,026)** | - |
| Income tax expense / (benefit) | **1,215,473** | 730,876 | **1,107,126** | 691,082 |
| Change in operating assets and liabilities | | | | |
| Decrease (Increase) in trade and other receivables | **414** | (10,567) | **414** | (10,567) |
| Decrease (Increase) in capitalised interest | **-** | - | **-** | - |
| Decrease (Increase) in other assets | **(50,778)** | (27,720) | **(62,762)** | (26,475) |
| Increase (decrease) in trade and other payables | **219,706** | (65,062) | **200,545** | (69,053) |
| Increase (decrease) in provisions and employee benefits | **263,610** | 30,235 | **288,897** | 30,235 |
| Interest paid | **(2,332,672)** | (1,303,193) | **(2,332,661)** | (1,303,193) |
| Interest and fees received | **7,492,797** | 4,393,421 | **6,964,566** | 3,995,818 |
| Income tax paid | **(860,000)** | (369,307) | **(860,000)** | (362,454) |
| Net cash inflow / (outflow) from operating activities | **246,882** | (384,101) | **(170,860)** | (702,331) |



For personal use only

In the directors' opinion:

(a) the financial statements and notes set out on pages 24 to 65 and the remuneration disclosures that are contained in the Remuneration report in the Directors' report set out on pages 8 to 13 are in accordance with the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the Company's and Group's financial position as at 30 June 2008 and of their performance, for the financial year ended on that date; and

  (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporation Regulations 2001;

(b) the financial report also complies with International Financial Reporting Standards as disclosed in note 1.

(c) the remuneration disclosures that are contained in the Remuneration report in the Director's report comply with the Corporations Act 2001 and the Corporations Regulations 2001; and

(d) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

The directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the directors.

Kenneth R Rich

Brisbane
22 August 2008

For personal use only

For personal use only

**Report on the financial report**

We have audited the accompanying financial report of Impact Capital Limited (the Company), which comprises the balance sheets as at 30 June 2008, and the income statements, statements of changes in equity and cash flow statements for the year ended on that date, a summary of significant accounting policies and other explanatory notes 1 to 30 and the directors' declaration of the Group comprising the Company and the entities it controlled at the year's end or from time to time during the financial year.

*Directors' responsibility for the financial report*

The directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In note 1(a) the directors also state, in accordance with Australian Accounting Standard AASB 101 Presentation of Financial Statements, that the financial report of the Group, comprising the financial statements and notes, complies with International Financial Reporting Standards.

*Auditor's responsibility*

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We performed the procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001 and Australian Accounting Standards (including the Australian Accounting Interpretations), a view which is consistent with our understanding of the Company's and the Group's financial position and of their performance.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Auditor's opinion*

In our opinion:

(a) the financial report of Impact Capital Limited is in accordance with the Corporations Act 2001, including:

  (i) giving a true and fair view of the Company's and the Group's financial position as at 30 June 2008 and of their performance for the year ended on that date; and

  (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

(b) the financial report of the Group also complies with International Financial Reporting Standards as disclosed in note 1(a).

For personal use only

(continued)

**Report on the remuneration report**

We have audited the Remuneration Report included in section 4 of the directors' report for the year ended 30 June 2008. The directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with Section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with auditing standards.

*Auditor's opinion*

In our opinion, the remuneration report of Impact Capital Limited for the year ended 30 June 2008, complies with Section 300A of the Corporations Act 2001.

KPMG

Jillian Richards
*Partner*

Brisbane

22 August 2008

Impact capital
Australia's Leading Legal Lender

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

Brisbane
Sydney
Melbourne
Perth
Auckland

For personal use only

## ASX / MEDIA RELEASE 22 August 2008

### FY08 Highlights

- Normalised pre-tax operating profit up 58% to $3.96m
- Net interest income up 50% to $8.96m
- Gross loan book up 65% to $65.28m achieved with no increase in credit risk due to strict adherence to lending policies and procedures
- Strong customer demand for product range continues
- Debt facilities of $55.50m secured until September 2010

RECEIVED
2008 SEP 15 P 12:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

### Impact posts 58% lift in FY08 normalised pre-tax profit

EXPANDING niche lender Impact Capital Limited (ASX Code: ICD) has posted an 58 percent lift in normalised operating profit before tax to $3.96 million for the year to June 30 2008, compared with $2.51 million in the prior year.

Profit after tax increased to $1.93 million from a loss after tax in the prior year of $0.3 million. Correspondingly earnings per share increased to 3.0 cents.

Managing Director Russell Templeton said "despite increases to the cost of funds, Impact Capital has delivered a significant increase to core earnings whilst continuing its strategic investment in staff, marketing platforms and systems to ensure it is well placed to deliver further improvement to performance in FY09 and beyond."

"The demand for our existing products is growing and this is reflected in the size of our loan book which is now in excess of $65 million."

**Results at a glance**

| | FY08 $000's | FY07 $000's | Change % |
|---|---|---|---|
| Interest and fee income | 12,352 | 7,388 | +67 |
| Interest expense | (3,391) | (1,427) | +138 |
| Net interest and fee income | 8,961 | 5,961 | +50 |
| Expenses | (5,001) | (3,450) | +45 |
| Normalised pre-tax profit | 3,960 | 2,511 | +58 |
| Gain (loss) on UK investment | (817) | (2,076) | |
| Profit before income tax | 3,143 | 435 | +623 |
| Income tax expense | (1,216) | (731) | |
| Profit after tax | 1,927 | (296) | +751 |

Impact capital
Australia's Leading Legal Lender

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

Brisbane
Sydney
Melbourne
Perth
Auckland

For personal use only

*Net interest and fee income*
Net interest and fee income was up 50 percent to $8.96 million from $5.96 million previously, reflecting strong volume growth in the loan book which totalled $65.3 million at June 30, 2008.

Interest expense increased to $3.39 million from $1.43 million previously, reflecting an increase of $20 million in total debt drawn as the Group continued to leverage of its existing shareholders funds, and higher base funding costs (BBSW) caused by the volatility in both Australian and global debt markets.

*Operating expenses*
Operating expenses increased by 45 percent to $5.0 million. The most significant expense continues to be the Company's investment in its people which rose 88 percent during the period to $2.85 million. This increase reflects retention and long term equity incentive strategies implemented for key staff; the expansion of the business development and marketing functions; and higher salary and recruitment costs necessitated by the tight employment market.

Mr Templeton commented that despite these strategic initiatives and the effect of inflation on general expenses, Impact had maintained its cost to net interest income ratio at 62 percent as productivity improvements took effect.

*Impaiment expense*
The amount provisioned for impaired loans reduced by 0.8 percent to $0.30 million reflecting strict adherence to lending policies and procedures and continuous monitoring of all loans regardless of the performance status. Mr Templeton commented that the Company has no exposure to sub-prime lending and remains largely unaffected by economic and market conditions as all borrowers have an identifiable source of repayment and with no reliance on their capacity to service debt.

*Income tax expense*
Income tax expense rose from $0.73 million to $1.22 million reflecting the increase in the underlying operating profit.

*UK investment*
In the course of the year the Company sold its residual investment in Impact Holdings (UK) Plc. Mr Templeton said "the sale of a non-core and illiquid asset enabled management to focus solely on the continuing development of the Australasian operations."

**Dividend**
Notwithstanding the previous announcement of a dividend policy, the Board has resolved that no dividend will be paid in respect FY08. Mr Templeton said "the board considered that the retention of funds to support the growth of the business was in the medium and long term interests of shareholders however this position is reviewed at each half."

Impact capital
Australia's Leading Legal Lender

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

Brisbane
Sydney
Melbourne
Perth
Auckland

For personal use only

**Debt facility**
Mr Templeton said "on 4 July 2008 the Company announced that it had negotiated a $5m increase to its existing debt facility to $55.5m on more flexible terms and that it had settled on a preferred financing strategy involving a number of banks to meet its future funding needs. "The execution of this strategy is progressing in line with expectations."

**Outlook**
The Company expects sustained demand for its existing suite of products in the current year. However the Board has resolved that whilst the uncertainty and volatility in both debt and equity markets prevail, the business will operate within its current available capital and focus on maximising profit.

Mr. Templeton said "we have targeted pre-tax operating profit of between $4.9 million and $5.2 million for the financial year ending 30 June 2009 which given the extraordinary market condition and a slowing economy is a testament to the strength of the business model and the strategies implemented in the financial year just ended."

**About Impact Capital**

Impact Capital Limited was the first mainstream pre-settlement lender to list on the Australian Securities Exchange.

The company's main product offerings relate to:

- Personal injury claims;
- Matrimonial settlements;
- Inheritance Funding;
- Outlay disbursement funding for key legal firms and their clients; and
- Property Marketing Finance.

For further information please contact:

Russell Templeton
Managing Director
+ 61 (0) 7 3211 8000
+ 61 (0) 407 639 622

Alison Hill
Chief Financial Officer
+ 61 (0) 7 3211 8000
+ 61 (0) 411 488 850

END